Exhibit 99.2
SEPARATION AND TRANSITION AGREEMENT
BY AND AMONG
ENCANA CORPORATION
AND
7050372 CANADA INC.
AND
CENOVUS ENERGY INC.
Dated as of 12:10 a.m. on November 30, 2009

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		2

1.1	Definitions	2
1.2	Construction	24
1.3	Currency	25
1.4	Exhibits	25
1.5	Schedules	26

ARTICLE II THE SEPARATION		27

2.1	Separation	27
2.2	Implementation	27
2.3	Transfer of Cenovus Assets and Assumption of Cenovus Liabilities	27
2.4	Further Assurances	31
2.5	Certain Resignations	34
2.6	InterCompany Accounts	35
2.7	Cooperation	35
2.8	No Representations or Warranties	35
2.9	Mutual Licenses	36

ARTICLE III POST-REORGANIZATION INTER COMPANY MATTERS		37

3.1	Trademarks	37
3.2	Litigation	38
3.3	Treatment of Payments Post-Reorganization	43
3.4	Post-Arrangement Transaction Covenants of EnCana	43
3.5	Post-Arrangement Transactions Covenants of Cenovus and Subco	44

ARTICLE IV INSURANCE MATTERS		44

4.1	Termination of Insurance on Cenovus Assets and Liabilities	44
4.2	Administration of Current Insurance Arrangements	45
4.3	Directors' and Officers' Insurance	46
4.4	Cooperation	46

ARTICLE V TAXES		47

5.1	Elections and Designations	47
5.2	Preparation and Filing of Tax Returns	47
5.3	Manner of Tax Return Preparation	48
5.4	EnCana's Liability for Taxes and Entitlement to Benefits	48
5.5	Subco's Liability for Taxes and Entitlement to Benefits	48
5.6	Continuing Covenants	48
5.7	Cooperation	49
5.8	Transfer Taxes	49

ARTICLE VI ACCESS TO INFORMATION AND CONFIDENTIALITY		49

6.1	Corporate Minute Books and Corporate Seals	49
6.2		50
6.3	Access to Records	50
6.4	Retention of Records	52
6.5		52
6.6	Access to Employees	53
6.7	Confidentiality	54
6.8	Restricted Information Practices	55
6.9	Cooperation with Respect to Government Reports and Filings	56
6.10	Limitations on Providing Access to Records	56
6.11	Privacy	57

6.12	Protective Arrangements	57
6.13	Business Decisions	58
6.14	Limited Liability	58

ARTICLE VII TERMINATION AND MUTUAL RELEASE		58

7.1	Termination of Agreements	58
7.2	Mutual Release	59
7.3	Waiver of Conflict	60

ARTICLE VIII INDEMNIFICATION		61

8.1	Indemnification of EnCana	61
8.2	Indemnification of Cenovus and Subco	62
8.3	Agreement to Indemnify Officers, Directors & Others	63
8.4	Continuing Indemnification Obligations	63
8.5	Indemnification Agreements	64
8.6	Backstop Indemnity	64
8.7	Other Liabilities	64
8.8		64
8.9		65
8.10	Failure to Give Timely Notice	66
8.11	Reductions and Subrogation	66
8.12	Tax Effect	66
8.13	Payment and Interest	67
8.14	Judgment Currency	68
8.15	Exclusive Remedy	68
8.16	Mitigation	68
8.17		69

ARTICLE IX DISPUTE RESOLUTION		69

9.1		69
9.2		69
9.3	Dispute Resolution Procedures	70
9.4	Claims Procedure	70
9.5	Escalation Procedures	70
9.6		71
9.7	Costs	72
9.8	Confidentiality	72
9.9	Without Prejudice	73
9.10		73

ARTICLE X GENERAL PROVISIONS		73

10.1	Termination	73
10.2	Further Assurances	73
10.3	Transaction Costs and Regulatory Fees	74
10.4	Post-Closing Cooperation Costs	74
10.5	Notices	75
10.6	Time of Essence	75
10.7	Assignment	75
10.8	Binding Effect	76
10.9	Waiver	76
10.10	No Personal Liability	76
10.11	Limitation of Liability	76
10.12	Invalidity of Provisions	77
10.13	Entire Agreement	77
10.14	Indemnification Under Arrangement Agreement	77
10.15	Governing Law	77

10.16	No Third Party Beneficiaries	78
10.17	Counterparts	78
10.18	Cooperation	78
10.19	Late Payments	78
10.20	Remedies	78
10.21	Force Majeure	78
10.22	Publicity	79
10.23	Survival of Covenants	79
10.24	Remedies Cumulative	79
10.25	Set-Off	79
10.26	Compliance with Laws	79
10.27	Amendment	79
10.28	Acknowledgement	79
[Redaction of section references corresponding to redactions within the body of the Agreement]

SEPARATION AND TRANSITION AGREEMENT
This Agreement made effective as of 12:10 a.m. (Calgary time) the 30th day of November, 2009,
AMONG:
ENCANA CORPORATION, a corporation governed by the Canada Business Corporations Act (“EnCana”)
-and-
7050372 CANADA INC., a corporation governed by the Canada Business Corporations Act (“Cenovus”)
-and-
CENOVUS ENERGY INC., a corporation governed by the Canada Business Corporations Act (“Subco”)
WHEREAS:
A.	EnCana wishes to separate (the “Separation”) its Canadian Plains Division (as defined herein) and Integrated Oil Division (as defined herein) (collectively the “Separated Businesses”) into a separate public company pursuant to an Arrangement (as defined herein), the terms and conditions of which are more particularly set out in the Arrangement Agreement (as defined herein), so that following completion of the Arrangement, Amalgamated Cenovus (as defined herein) will carry on the Separated Businesses as a separate, independent, publicly-traded company;

B.	Cenovus has been incorporated in order to facilitate and participate in the Arrangement;

C.	Subco is a Subsidiary of EnCana that has agreed to participate in the Arrangement;

D.	to effect the Separation, the Assets of EnCana attributed by EnCana to the Separated Businesses will be conveyed, licensed, assigned or otherwise transferred to Subco (all as set out in this Agreement) and the Liabilities of EnCana relating to the Separated Businesses and the Cenovus Assets (as defined herein) will be assumed by, or will otherwise become the obligation, or responsibility of, or the subject of an indemnity by, Subco, all effective as at the Reorganization Time (the “Reorganization”);

E.	it is proposed that after giving effect to the Reorganization and pursuant to the Arrangement, inter alia, (i) Subco will become a wholly owned subsidiary of Cenovus, and (ii) Cenovus and Subco will amalgamate to form Amalgamated Cenovus and continue as “Cenovus Energy Inc.”;

F.	upon the amalgamation of Cenovus and Subco pursuant to the Arrangement, Amalgamated Cenovus will continue to be entitled to the rights and benefits, and will continue to be subject to the obligations, of Cenovus and Subco under this Agreement; and

G.	the Parties hereto desire to make certain covenants and agreements in connection with the Separation and the Reorganization and to prescribe various provisions upon completion of the Reorganization and the Arrangement.
          NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective rights and obligations set out herein, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
INTERPRETATION
1.1	Definitions
In this Agreement, terms not otherwise defined herein shall have the meanings specified in this Section 1.1 which shall be equally applicable, with such variations as the context requires, to both the singular and plural forms.
“Accounts Receivable” means all accounts receivable, book debts and other debts due or accruing with respect to the Separated Businesses;
“Acquisition Sub” means EnCana Acquisition ULC, an unlimited liability corporation governed by the Business Corporations Act (Alberta);
“Action” means any lawsuit, arbitration, or other legal proceeding, including any inquiry, hearing, proceeding or investigation by or before any Governmental Authority;
“Affiliate” means, in respect of any Person, another Person if:
(a) one of them is the Subsidiary of the other; or
(b) each of them is Controlled by the same Person.
For the purposes of this Agreement, prior to the Effective Time, an “Affiliate” of EnCana shall include Subco and Cenovus and any Subsidiary of Subco or Cenovus and an “Affiliate” of Subco or Cenovus shall include EnCana and any Subsidiary of EnCana; from and after the Effective Time, an “Affiliate” of EnCana shall not include Cenovus or Subco or any Subsidiary of Cenovus or Subco and an “Affiliate” of Subco or Cenovus shall not include EnCana or any Subsidiary of EnCana;
“Agreed Amount” has the meaning ascribed thereto in Section 8.9;
“Amalgamated Cenovus” means the corporation continuing from the amalgamation of Cenovus and Subco pursuant to the Arrangement, to be named “Cenovus Energy Inc.”;

“Apple Transaction” means collectively the formation, incorporation, structuring, restructuring, reorganization, financing, capitalization or recapitalization of the Integrated Oil Division’s business ventures;
“Applicable Law” means: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law;
“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement, or made at the direction of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement made as of the 20th day of October, 2009 between the Parties hereto as it relates to the Arrangement;
“Arrangement Resolution” means the special resolution of the EnCana Shareholders approving the Arrangement in accordance with the Interim Order;
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director;
“Assessment” has the meaning ascribed thereto in Section 5.7;
“Assets” means with respect to any Person, any and all assets, properties, interests and rights legally or beneficially owned by that Person, wherever located, whether real, personal or mixed, tangible or intangible, including the following (in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person): (i) cash, notes and accounts and notes receivable (whether current or non-current); (ii) certificates of deposit, banker’s acceptances, stock (including the capital stock or other equity securities in any Affiliate), debentures, bonds, notes, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, certificates or subscriptions, transferable shares, investment contracts, letters of credit and performance and surety bonds, voting-trust certificates, puts, calls, straddles, options and other securities of any kind, and all loans, advances, or other extensions of credit or capital contributions to any other Person; (iii) rights under leases, contracts, licenses, permits, distribution arrangements, sales and purchase agreements, joint operating agreements, other agreements and business arrangements; (iv) leases, licenses, permits, reservations, certificates of title and other documents of title and agreements; (v) real property, whether owned or leased; (vi) fixtures, trade fixtures, machinery, equipment, tools, dies and furniture; (vii) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind, including all wells and downhole equipment, office equipment, motor vehicles and other transportation equipment, test devices and other tangible personal property; (viii) computers and other data processing equipment and software; (ix) tangible property and assets and Petroleum Substances related production facilities used in connection with production, gathering, treatment, storage, compression, handling, blending, storing, processing, transportation, injection and removal and other Petroleum Substances related operations including marketing operations and activities; (x) refinery and auxiliary interests; (xi) raw materials, work-in-process, finished goods, consigned goods and other inventories including inventories of steel, pipe, condensate, CO2 and Petroleum Substances and related substances including sulfur and refined products; (xii) Petroleum Substances; (xiii) prepayments or prepaid expenses; (xiv) claims, causes of action, rights under express or implied warranties, rights of recovery and rights of set-off of any kind; (xv) the right to receive mail, payments on accounts receivable and other communications; (xvi) Records; (xvii) goodwill as a going concern and other intangible properties; (xviii) licenses and authorizations issued by any Governmental Authority; and (xviv) Intellectual Property Assets. “Assets” shall not include any Asset relating to employee benefit and incentive plans, which shall be governed exclusively by the Employee Matters Agreement. “Assets” of a Person shall include all Assets that are held by another Person for the benefit of such first Person under a bare trust, agency, nominee or similar arrangement;
“Bank” means Royal Bank of Canada;
“Business Day” means any day on which commercial banks are open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;
“Canadian Plains Division” means the business division within EnCana known, immediately prior to the Reorganization Time, as the “Canadian Plains Division”, the business of which is, immediately prior to the Reorganization Time, conducted primarily in Alberta, Saskatchewan and Manitoba as a separate division of EnCana, including: (i) the Eastern Oil and the Southern Plains business units; (ii) legacy natural gas production activities in Alberta and Saskatchewan and crude oil and coalbed methane development and production activities in Alberta and Saskatchewan; and (iii) three key resource plays: Shallow Gas (contained within the Suffield, Brooks North and Langevin areas), Pelican Lake and Weyburn;
“CBCA” means the Canada Business Corporations Act;
“Cenovus Art” means the art work listed in Schedule A (Part 11);
“Cenovus Assets” means, without duplication, the following Assets:
(i)	Cenovus Art, Cenovus Aviation Assets, Cenovus Books and Records, Cenovus Contracts, Cenovus Current Assets, Cenovus Equipment, Cenovus Equity Interests, Cenovus Fee Simple Interests, Cenovus Goodwill, Cenovus Intellectual Property, Cenovus Inventory, Cenovus I.P. Licenses, Cenovus IT Systems, Cenovus Lands, Cenovus Miscellaneous Interests, Cenovus Operating Licenses, Cenovus Petroleum Interests, Cenovus Petroleum Leases, Cenovus Real Estate Assets, Cenovus Seismic Data, Cenovus Tangibles and Cenovus Warranty Rights (except to the extent that any of the foregoing Assets are Shared Contracts or Shared Assets, in which case they shall be dealt with in subparagraphs (iii) or (iv) below, as applicable);

(ii)	all rights and benefits of Subco created hereunder in respect of: (a) Cenovus Litigation; (b) Joint Litigation; and (c) Subco’s entitlement to certain Insurance Proceeds under the Current Insurance Arrangements in connection with Section 4.2(a);

(iii)	with respect to Shared Contracts, the rights and benefits in respect of the provisions thereof that relate to the Separated Businesses;

(iv)	with respect to Shared Assets, the rights and benefits in respect of the uses thereof that relate to the conduct of the Separated Businesses, including the right to hold legal title to such Shared Assets if applicable under the provisions of Section 2.4(f); and

(v)	except to the extent covered in subparagraphs (i), (ii), (iii) or (iv) above, those Assets of EnCana in existence at the Reorganization Time which prior to the Reorganization Time were used or held for use exclusively in the Separated Businesses, but excluding the Excluded Assets;
“Cenovus Aviation Assets” means those aviation related Assets set out in Schedule A (Part 1);
“Cenovus Balance Sheet” means the opening, consolidated balance sheet of Cenovus immediately upon completion of the Arrangement;
“Cenovus Books and Records” means all books, files, documents and other Records, in whatever format and whether active or inactive, which are related to the Cenovus Interests or the Separated Businesses;
“Cenovus Contracts” means the Contracts which are related to the Separated Businesses including the Cenovus Marketing Contracts and the Cenovus Other Contracts;
“Cenovus Current Assets” means the Current Assets which are attributed to the Separated Businesses as at the Reorganization Time including those that will be reflected on the Cenovus Balance Sheet;
“Cenovus Current Liabilities” means the Current Liabilities which are attributed to the Separated Businesses as at the Reorganization Time including those that will be reflected on the Cenovus Balance Sheet;
“Cenovus Equipment” means all machinery, equipment, office equipment, tools, furniture, vehicles, whether owned or leased, which are used or held for use in the Separated Businesses and includes the motor vehicles listed in Schedule A (Part 7);

“Cenovus Equity Interests” means those securities and equity interests listed in Schedule A (Part 9);
“Cenovus Facilities” means those Petroleum Substances related production, marketing, transportation and handling facilities used or held for use in connection with or for servicing the Cenovus Assets and in addition means those facilities set out in Schedule A (Part 2);
“Cenovus Fee Simple Interests” means any fee simple interests held by EnCana and its Affiliates or any rights or entitlements thereof to acquire any fee simple interests in respect of the Cenovus Lands;
“Cenovus Goodwill” means the goodwill attributable to the Separated Businesses, together with the exclusive right of Subco to represent itself as carrying on the Separated Businesses in continuation of and in succession to EnCana and the exclusive right to use the “Cenovus” trademark and name;
“Cenovus Indemnified Parties” has the meaning ascribed thereto in Section 8.2;
“Cenovus Information” means any Confidential Information that relates solely to Subco, the Separated Businesses or the Cenovus Assets;
“Cenovus Insurance Arrangements” means those Insurance Arrangements put in place solely for the benefit of Subco effective immediately after completion of the Arrangement in accordance with this Agreement in respect of the Cenovus Interests;
“Cenovus Intellectual Property” means any Intellectual Property used or held for use in the course of the Separated Businesses, including the intellectual property described in Schedule A (Part 3), but does not include Shared Information;
“Cenovus Interests” means collectively the Cenovus Assets and Cenovus Liabilities which, after the Reorganization Time, shall not include the EnCana Interests;
“Cenovus Inventory” means collectively the: (i) product inventory, parts and supplies and capital property (prepaid capital) that will be reflected on the Cenovus Balance Sheet; (ii) the inventory set forth in Schedule A (Part 12); and (iii) the raw materials, work-in-progress, finished goods, consigned goods, spare parts and other inventories used or held for use in the Separated Businesses;
“Cenovus I.P. Licenses” means collectively the licenses used or held for use by EnCana relating to the Cenovus Intellectual Property including the licenses listed or described in Schedule A (Part 15) but excluding any such licenses where Subco has obtained, or is obligated to obtain, a separate license for same;
“Cenovus IT Systems” means the IT Systems used or held for use in the Separated Businesses but excluding any such IT Systems where Subco has obtained, or is obligated to obtain, a replacement system for same;

“Cenovus Lands” means the lands and associated Petroleum Substances located within the geographic area delineated in Schedule A (Part 4) as further particularized in the legal descriptions of which are included in Schedule A (Part 4), excluding the Cenovus Real Estate Assets;
“Cenovus Liabilities” means, without duplication, the following Liabilities:
(i)	the Cenovus Current Liabilities;

(ii)	the Cenovus Liabilities listed or described in Schedule C (Part 1);

(iii)	the InterCompany Accounts payable by Subco to EnCana which are not settled in full on or prior to the Reorganization Time;

(iv)	all Liabilities of Subco created hereunder in respect of: (a) Cenovus Litigation; (b) Joint Litigation; and (c) the obligation to reimburse EnCana for all Post-Closing Cooperation Costs in accordance with the provisions of this Agreement;

(v)	with respect to Shared Contracts, the Liabilities in respect of the provisions thereof that relate to the Separated Businesses;

(vi)	with respect to Shared Assets, the Liabilities in respect of the uses thereof that relate to the conduct of the Separated Businesses; and

(vii)	except to the extent covered in subparagraphs (i), (ii), (iii), (iv), (v) or (vi) above, those Liabilities of EnCana that are related to the Separated Businesses or the Cenovus Assets, whether arising or accruing at, prior to or after the Reorganization Time and whether the facts on which a Liability is based occurred at, prior to or after the Reorganization Time, but after the Reorganization Time, shall not include: (i) the EnCana Liabilities; (ii) the Excluded Liabilities; (iii) the Liabilities for Taxes described in Section 5.4; and (iv) the Liabilities covered by the indemnity in Section 8.2;
“Cenovus Litigation” means those Actions set out in Schedule B (Part 2);
“Cenovus Marketing Contracts” means the marketing contracts, transportation contracts and power purchase contracts related to the Separated Businesses as set out in Schedule A (Part 8) and such other Contracts relating to the crude oil, natural gas and NGL marketing transactions entered into by EnCana or any Affiliate of EnCana prior to the Reorganization Time in relation to the Separated Businesses;
“Cenovus Miscellaneous Interests” means the entire right, title, estate and interest of EnCana in all property, assets and rights (other than the Cenovus Petroleum Interests and the Cenovus Tangibles) to the extent they pertain to the Cenovus Petroleum Interests or the Cenovus Tangibles, including:

(i)	the Cenovus Surface Rights;

(ii)	the Cenovus Wells including the well bores and casings;

(iii)	the Cenovus Seismic Licenses; and

(iv)	all non-interpretative production and engineering information and other records, files, reports, data, correspondence and documents;
“Cenovus Operating Licenses” means collectively the licenses, permits, authorizations, registrations and qualifications used or held for use by EnCana to carry on the Separated Businesses and operate the Cenovus Assets, and includes those set out in Schedule A (Part 14) and excluding the Cenovus Petroleum Leases, the Cenovus I.P. Licenses and the Cenovus Seismic Licenses;
“Cenovus Other Contracts” mean the Contracts set out in Schedule A (Part 13) and such other Contracts entered into by EnCana prior to the Reorganization Time in relation to the Separated Businesses;
“Cenovus Percentage” means the percentage resulting from the book value of the assets to be owned by Cenovus immediately after the Effective Time divided by the aggregate of the book value of assets to be owned by EnCana and Cenovus immediately after the Effective Time, calculated on the basis of the Cenovus Balance Sheet and the EnCana Balance Sheet;
“Cenovus Petroleum Interests” means the interests of EnCana in the Cenovus Petroleum Leases and the Cenovus Fee Simple Interests and includes any of the following rights and interests to the extent derived from such Cenovus Petroleum Leases, the Cenovus Fee Simple Interests or the ownership of the Petroleum Substances:
(i)	any interest and right of EnCana in any lands or leases with which the Petroleum Substances have been pooled or unitized;

(ii)	any existing contractual rights of EnCana to acquire an interest in Petroleum Substances including under a farm-in or similar arrangement; and

(iii)	any overriding royalty, net profits interest or other encumbrance accruing to the holder of the Cenovus Petroleum Interests;
“Cenovus Petroleum Leases” means, collectively, the various leases, licenses, permits, reservations, certificates of title and other documents of title and agreements by virtue of which the holder is entitled to explore for, recover, remove or dispose of Petroleum Substances within, upon or under the Cenovus Lands or, lands with which the Cenovus Lands are pooled or unitized, and includes those leases, licenses, permits, reservations, certificates of title and other documents of title and agreements set out in Schedule A (Part 4) and including, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefor;

“Cenovus Real Estate Assets” means the Leased Real Property and Owned Real Property set out in Schedule A (Part 5), excluding the Cenovus Lands;
“Cenovus Records” means the Records in the possession or under the control of or maintained by Subco and its Affiliates;
“Cenovus Rights Plan” means the shareholder rights plan of Cenovus adopted prior to the Effective Date;
“Cenovus Seismic Data” means the Exploration Data related to the Cenovus Lands including the Exploration Data referred to in Schedule A (Part 6) and the Exploration Data which is licensed to Subco by EnCana pursuant to the Seismic License Agreement pursuant to which EnCana licenses certain Exploration Data to Subco;
“Cenovus Seismic Licenses” means those licenses to use Exploration Data related to the Cenovus Lands and includes those set out in Schedule A (Part 6);
“Cenovus Stock Option Plan” means the employee stock option plan of Cenovus adopted prior to the Effective Date;
“Cenovus Surface Rights” means all rights to use, enter upon and occupy the surface of land in connection with the Cenovus Assets or otherwise located on the Cenovus Lands including the right to use, enter upon and occupy the surface of land on which the Cenovus Tangibles and the Cenovus Wells are located and rights to cross or otherwise use the surface of land for access to the Cenovus Assets and including any Cenovus Fee Simple Rights that relate to the surface of the Cenovus Lands. For greater clarity, “Cenovus Surface Rights” shall include the rights granted under the Military Contracts;
“Cenovus Tangibles” means the Cenovus Facilities and all tangible depreciable property and assets in which EnCana has an interest which are used or held for use in connection with production, gathering, treatment, storage, compression, processing, transportation, injection, removal or other operations relating to the Cenovus Petroleum Interests or are otherwise situated within or upon the Cenovus Lands or lands with which they have been pooled or unitized, including the tangible equipment, if any, relating to the Cenovus Wells and downhole equipment;
“Cenovus Warranty Rights” means all warranties and warranty rights (express or implied) against suppliers, manufacturers or sellers that apply to any of the Cenovus Assets;
“Cenovus Wells” means all wells in which EnCana or any Affiliate thereof has an interest located on the Cenovus Lands or lands pooled or unitized therewith, including all producing, shut-in, abandoned, suspended, capped, injection and disposal wells and in addition includes any well set out in Schedule A (Part 4);
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Section 192(7) of the CBCA, in order to give effect to the Articles of Arrangement;

“Circular” means the information circular of EnCana, together with all appendices thereto, to be sent to EnCana Shareholders in connection with the Meeting;
“Claimed Amount” has the meaning ascribed thereto in Section 8.9;
“Claim Notice” has the meaning ascribed thereto in Section 8.8;
“Coal” means the heterogeneous mixture of organic constituents (primarily decomposed plants), inorganic mineral matter and inherent moisture resulting from the coalification process;

[Redaction of defined term]
“Confidential Information” means any information which, by its nature, or by the nature of the circumstances surrounding its disclosure, ought in good faith to be treated as confidential (including, without limitation the confidential information of third parties) and “Confidential Information” shall include any reports, analyses, compilations or other materials prepared by any Party or its Affiliates or their respective Representatives which contain, in whole or in part, or would reasonably be expected to reveal, such information. Except as may otherwise be provided in a confidentiality agreement or other non-disclosure arrangement with a third party in respect of the information to which such agreement or arrangement relates, “Confidential Information” shall not include information that:
(i)	is, in respect of Personal Information, now or in the future, publicly available, and in respect of all other Confidential Information, is now or in the future, in the public domain, other than in violation of Section 6.7, (provided that where any part of such information is publicly available or in the public domain, as the case may be, but a compilation of information which includes such part is not publicly available or in the public domain, then such compilation shall not be treated as being publicly available or in the public domain and shall be treated as Confidential Information hereunder);

(ii)	is independently developed by the receiving Party, its Affiliates or their respective Representatives after the Reorganization Time without reference to the Restricted Information of any other Party; or

(iii)	becomes available to the receiving Party, its Affiliates or their respective Representatives from a third party, from a source other than another Party, and that to the knowledge of the recipient is not subject to any obligation to another Party to keep such information confidential;

“Consent” means any consent, authorization or approval of, or filing with, or notification to any Governmental Authority or any other Person that is necessary to consummate the transactions contemplated by this Agreement;
“Consideration” has the meaning ascribed thereto in Section 2.3(b);
“Contracts” means any oral (if entered into in the ordinary course of business) or written contract, agreement, transaction, lease, license or legally binding sales order, purchase order, instrument, undertaking or other commitment;
“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if:
(i)	the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or

(iii)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning;
“Corporate Taxes” means all income, capital (including large corporations), franchise, payroll and employment, withholding, goods and services or other similar value-added taxes, surtaxes, assessments and charges, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes and withholdings that are imposed by any Governmental Authority on a legal entity or partnership;
“Court” means the Court of Queen’s Bench of Alberta;
“CRA” means the Canada Revenue Agency and any successor Governmental Authority thereto;
“Current Assets” means current assets to the extent any such item is considered to be a “current asset” in accordance with GAAP;

“Current Insurance Arrangements” means the Insurance Arrangements of EnCana existing immediately prior to the completion of the Arrangement that are owned or maintained by or on behalf of EnCana and that relate to any of the EnCana Interests or the Cenovus Interests;
“Current Liabilities” means current liabilities to the extent any such item is considered to be a “current liability” in accordance with GAAP;
“Director” means the Director appointed under Section 260 of the CBCA;
“Disclosure Documents” means collectively the Circular and the Offering Memorandum;
“Dispute” has the meaning ascribed thereto in Section 9.3;
“Dispute Notice” has the meaning ascribed thereto in Section 9.5;
“Dissent Rights” means the right of an EnCana Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and any other order of the Court;
“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;
“Effective Time” means the time at which the steps to complete the Arrangement will commence, which will be 6:00 a.m. (Calgary time) on the Effective Date, subject to any amendment or variation in accordance with the terms of the Arrangement Agreement, and except as otherwise specified for the transactions referred to in Section 3.01(2) of the Plan of Arrangement;
“Employee Matters Agreement” means the Employee and Benefits Matters Agreement between the Parties dated prior to the Reorganization Time;
“EnCana Assets” means, without duplication, the following assets:
(i)	all Assets owned by EnCana or its Affiliates at any time at or prior to the Reorganization Time including the Excluded Assets (except to the extent that any of the foregoing Assets are Shared Contracts or Shared Assets, in which case they shall be dealt with in subparagraphs (iii) or (iv) below, as applicable);

(ii)	all rights and benefits of EnCana in respect of: (a) EnCana Litigation; (b) Joint Litigation; and (c) EnCana’s entitlement to certain Insurance Proceeds under the Current Insurance Arrangements in connection with Section 4.2(a);

(iii)	with respect to Shared Contracts, the rights and benefits in respect of the provisions thereof that relate to the EnCana Businesses; and

(iv)	with respect to Shared Assets, the rights and benefits in respect of the uses thereof that relate to the conduct of the EnCana Businesses, including the right to hold legal title to such Shared Assets if applicable under the provisions of Section 2.4(f), but shall not include the Cenovus Assets after the Reorganization Time nor the issued and outstanding shares in the capital of Subco after the Effective Time;
“EnCana Balance Sheet” means the opening, consolidated balance sheet of EnCana immediately upon completion of the Arrangement;
“EnCana Businesses” means the businesses carried on by EnCana or any Affiliate of EnCana at any time at or prior to the Reorganization Time other than the Separated Businesses;
“EnCana Common Shares” means the common shares in the capital of EnCana (that will be re-designated under the Plan of Arrangement as “Class A Common Shares”) and includes, unless the context indicates otherwise, any Rights attached to such shares;
“EnCana Dissenting Shareholder” means an EnCana Shareholder who validly dissents from the Arrangement Resolution in compliance with the Dissent Rights and who has not withdrawn the exercise of such Dissent Rights and is ultimately determined to be paid fair value in respect of the EnCana Common Shares held by such EnCana Shareholder;
“EnCana Indemnified Parties” has the meaning ascribed thereto in Section 8.1;
“EnCana Information” means any Confidential Information that relates solely to EnCana or its Affiliates or does not relate to Cenovus, Subco or their Affiliates, the Separated Businesses or the Cenovus Assets;
“EnCana Intellectual Property” means all of EnCana’s and its Affiliates’ right, title and interest in or to Intellectual Property, other than the Cenovus Intellectual Property;
“EnCana Interests” means collectively the EnCana Assets and the EnCana Liabilities, which after the Reorganization Time, shall not include the Cenovus Interests;
“EnCana Liabilities” means, without duplication, the following Liabilities:
(i)	the Excluded Liabilities;

(ii)	the InterCompany Accounts payable by EnCana to Subco which are not settled in full on or prior to the Reorganization Time;

(iii)	all liabilities of EnCana created hereunder in respect of: (a) the EnCana Litigation; (b) the Joint Litigation; and (c) the obligation to reimburse

Subco for all Post-Closing Cooperation Costs in accordance with the provisions of this Agreement;

(iv)	with respect to Shared Contracts, the Liabilities in respect of the provisions thereof that relate to the EnCana Businesses;

(v)	with respect to Shared Assets, the Liabilities in respect of the uses thereof that relate to the conduct of the EnCana Businesses; and

(vi)	except to the extent covered in subparagraphs (i), (ii), (iii), (iv) and (v) above, those Liabilities of EnCana that are related to the EnCana Businesses or the EnCana Assets, whether arising or accruing at, prior to or after the Reorganization Time and whether the facts on which a Liability is based occurred at, prior to or after the Reorganization Time, but after the Reorganization Time, shall not include: (i) the Cenovus Liabilities; (ii) the Liabilities for Taxes described in Section 5.5; and (iii) the Liabilities covered by the indemnity in Section 8.1;
“EnCana Licensed Intellectual Property” means the Intellectual Property owned by EnCana, and used in the Separated Businesses prior to the Reorganization Time, but excludes the Cenovus Intellectual Property and Exploration Data;
“EnCana Litigation” means those Actions as more particularly set out in Schedule B (Part 1) hereto;
“EnCana Percentage” means the percentage resulting from the book value of the assets to be owned by EnCana immediately after the Effective Time divided by the aggregate of the book value of assets to be owned by EnCana and Cenovus immediately after the Effective Time, calculated on the basis of the EnCana Balance Sheet and the Cenovus Balance Sheet;
“EnCana’s Records Retention Policy” means any records retention policy, guidelines and directives adopted by EnCana and in force and effect as at the Reorganization Time, as may from time to time lawfully be amended;
“EnCana Shareholders” means the holders of EnCana Common Shares;
“Escalation Procedures” has the meaning ascribed thereto in Section 9.4;
“Excess” has the meaning ascribed thereto in Section 8.11;
“Excluded Assets” means those Assets listed in Schedule D (Part 3);
“Excluded Liabilities” means those Liabilities listed in Schedule C (Part 2);
“Executory Contracts” means those Contracts between or among the Parties which come into force on or after the Reorganization Time or which exist prior to the

Reorganization Time and are intended to survive and remain in force and effect beyond the Reorganization Time and which are listed or described in Schedule D (Part 1);
“Exploration Data” means data used in or for the exploration of Petroleum Substances including seismograms, digital field tapes and stack tapes, prints and/or film copies of processed record sections, operator’s reports, surveyor’s notes, prints of shot point location maps, and any other similar seismic material;
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;
“GAAP” means the accounting principles so prescribed, recommended or promulgated from time to time by the Canadian Institute of Chartered Accountants as contained in the CICA Handbook, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein, as the case may be, applied on a consistent basis and in the absence of a specific recommendation contained in the CICA Handbook, such accounting principles as are generally accepted in practice applied on a consistent basis;
“Governmental Authority” means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange;
“Hedging Matters Agreement” means the Hedging Matters Agreement between the Parties dated as at the Reorganization Time;
“Historical Land Records” means all documents in the possession or under the control of EnCana immediately prior to the Reorganization Time which relate to the Cenovus Lands, the Cenovus Real Estate Assets, the Cenovus Petroleum Interests, the Cenovus Petroleum Leases, the Cenovus Tangibles or the Cenovus Miscellaneous Interests;
“Indemnifiable Losses” means, with respect to any claim by an Indemnified Party for indemnification under this Agreement, any and all Losses suffered or incurred by the Indemnified Party relating thereto;
“Indemnified Party” means any Person actually or potentially entitled to indemnification from an Indemnifying Party pursuant to the provisions of this Agreement;
“Indemnifying Party” means any Party from which any Indemnified Party is seeking indemnification pursuant to the provisions of this Agreement;
“Indemnity Payment” means any amount required to be paid by an Indemnifying Party pursuant to Article VIII;

“Industry Know-How” means: (i) any information available to a member of the public in any form or format; and (ii) any information, knowledge, education, training or experience of persons who have had access to the Restricted Information or the Shared Information that would be known to any person skilled in the art (namely, a person who understands as a practical matter the problem to be overcome, how different devices or methods may work, and the likely effect of using them) who has not had access to the Restricted Information or the Shared Information, as the case may be;
“Initial Review Period” has the meaning ascribed thereto in Section 9.4;
“Insurance Administration” means, with respect to each Current Insurance Arrangement: (i) the accounting for premiums, retrospectively rated premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate under the terms and conditions of each of the Current Insurance Arrangements; (ii) the reporting to Insurers of any losses or claims that may cause the per occurrence, per claim or aggregate limits of any Current Insurance Arrangement to be exceeded; and (iii) the processing of claims made under the Current Insurance Arrangements, including the reporting of claims to the Insurers’ management and defense of claims and providing for appropriate releases upon settlement of claims;
“Insurance Arrangements” means insurance policies and insurance Contracts of any kind, including primary and excess policies, commercial general liability policies, automobile policies, product liability policies, directors’ and officers’ liability policies, fiduciary liability policies, workers’ compensation policies (where applicable), together with the rights, benefits and privileges thereunder, but shall exclude self-insurance programs;
“Insurance Proceeds” means those monies received by an insured from an Insurer or paid by an Insurer on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively rated premium, deductible or self-insurance portion, retention or cost of reserve paid or held by or for the benefit of such insured;
“Insured Claim” means those Losses and Liabilities which, individually or in the aggregate, are covered within the terms and conditions of any of the Current Insurance Arrangements, whether or not subject to deductibles, co-insurance, uncollectability or retrospectively rated premium adjustments;
“Insurers” means third-party insurance carriers and “Insurer” means any one of them;
“Integrated Oil Division” means the business division within EnCana known, immediately prior to the Reorganization Time, as the “Integrated Oil Division”, the business of which is, immediately prior to the Reorganization Time, conducted primarily in Alberta, Texas and Illinois as a separate division of EnCana, including: (i) the upstream operations and downstream operations; (ii) all of the assets within certain integrated oil business ventures with ConocoPhillips Company and its Affiliates; and (iii) crude oil resource plays including Foster Creek, Christina Lake and Narrows Lake;

“Intellectual Property” means: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof in existence as at the Reorganization Time; (ii) trade-marks, trade dress, logos, trade-names, business names, corporate names and domain names together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (iii) copyrightable works, copyrights, and all applications, registrations and renewals in connection therewith; (iv) proprietary or confidential information and trade secrets (which for greater clarity includes proprietary or confidential know-how or show-how); and (vi) all copies and tangible embodiments of the foregoing (in whatever form or medium);
“Intellectual Property Assets” means in the context of Cenovus, the Cenovus Intellectual Property and in the context of EnCana, the EnCana Intellectual Property;
“InterCompany Accounts” means receivables, payables and other balances (including notes, loans and cash management balances and the promissory notes issued pursuant to sections 1.2 and 2.2 of the Hedging Matters Agreement), in existence at the Reorganization Time, resulting pursuant to the Hedging Matters Agreement, between the Persons operating any aspect of the Separated Businesses and the Persons operating any aspect of the EnCana Businesses;
“Intercompany Agreements” means collectively the EnCana Group Intercompany Indebtedness Consolidation Agreement dated effective as at 12:11 a.m. (Calgary time) on the Effective Date and the Intercompany Settlement Agreement dated effective as at 12:11 a.m. (Calgary time) on the Effective Date;
“Interim Order” means the interim order of the Court concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended or varied by the Court;
“IRS” means the Internal Revenue Service of the United States of America;
“IT Systems” means information technology systems including hardware and software;
“Joint Litigation” means those Actions listed in Schedule B (Part 3);
“Judgment Conversion Date” has the meaning ascribed thereto in Section 8.14;
“Judgment Currency” has the meaning ascribed thereto in Section 8.14;
“Labour Rates” means the labour rates set forth in Schedule D (Part 4);
“Leased Real Property” means all leasehold or subleasehold estates and other rights (other than freehold ownership rights) to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property;

“Liabilities” means, with respect to any Person, any and all liabilities, obligations, bonds, indemnities and similar obligations, covenants, contracts, agreements, promises, omissions, guarantees, make whole agreements and similar obligations owed by that Person, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Applicable Law, Action threatened or contemplated Action, order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind and those arising under any contract, commitment or undertaking, including those arising under this Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. “Liabilities” of a Person shall include all Liabilities the legal liability of which is owed by another Person but for which the liability or responsibility has been assumed by such first Person;
“Loss” means any loss, damage, cost, expense, fine, penalty, assessment, reassessment, judgment, settlement or other compromise, of whatever nature or kind, including Taxes and the reasonable out-of-pocket costs and expenses incurred in connection with any Action or claim (including costs and fees of lawyers (on a solicitor and its own client basis), accountants, consultants, experts and other professional fees and expenses incurred in the investigation or defense thereof or the enforcement of rights thereunder);
“Meeting” means the special meeting of EnCana Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, Shareholder Rights Plan Resolution and Stock Option Plan Resolution;
“Military Contracts” means the contracts listed in Schedule A (Part 16);
“Named Party” has the meaning ascribed thereto in Section 3.2(d);
“Non-Permitted Marks” has the meaning ascribed thereto in Section 3.1;
“Offering Memorandum” has the meaning ascribed thereto in Section 2.3(h)(v);
“Other Action” has the meaning ascribed thereto in Section 3.2(d);
“Other Taxes” means all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and other charges of any nature imposed by any Governmental Authority, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges, other than Corporate Taxes;
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, all easements and other rights and interests appurtenant thereto, and all mines and minerals contained therein (except to the extent excepted thereout), that is owned, other than Leased Real Property;
“Parties” means the Parties to this Agreement and “Party” means any one of them;

“Permitted Marks” means those trademarks (including any trademark derivative of or similar to such trademarks) described in Schedule D (Part 2);
“Person” means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;
“Personal Information” means information about an identifiable individual, other than his or her business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose;
“Petroleum Substances” means all mines and minerals and subsurface rights and all rights in relation thereto, including petroleum, natural gas, related hydrocarbons, sulphur, Coal,       , potash, helium and all other substances (whether hydrocarbons or not);
[Redaction of reference]
“Plan of Arrangement” means the plan of arrangement in substantially the form set out as Appendix A to the Arrangement Agreement, as amended, modified or supplemented from time to time in accordance with the terms thereof;
“Post-Arrangement Transactions” means the transactions and other actions referred to in  , of the Tax Ruling received by EnCana from CRA, as the same may be replaced, amended, modified or supplemented from time to time; [Redaction of references to certain provisions of the Tax Ruling]
“Post-Closing Cooperation Costs” means the reasonable out-of-pocket expenses (including costs and fees of lawyers on a solicitor and its own client basis) and the labour costs (at the applicable Labour Rates, which Labour Rates already include a built-in allocation for overhead) incurred after the Reorganization Time by a Party or any of its Affiliates in connection with the provision thereby of cooperation and assistance after the Effective Date pursuant to Section 3.2 and Article VI;
“Pre-Arrangement Transactions” means the transactions referred to in  , of the Tax Rulings received by EnCana from CRA, as the same may be replaced, amended, modified or supplemented from time to time; [Redaction of references to certain provisions of the Tax Ruling]
“Prime Rate” means the floating rate of interest established from time to time by the Bank as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its “prime rate”;
“Privileged Information” means any Confidential Information which may be protected from disclosure by any applicable legal or other privilege or similar doctrine, including, solicitor-client, litigation and work product privilege;

“reasonable commercial efforts” means the efforts that a prudent Person who desires to complete the applicable obligation or transaction would use in similar circumstances to ensure that such obligation or transaction is completed as expeditiously as possible but without the necessity of assuming any additional material obligations or paying any additional material amounts to any third parties;
“Records” means studies, reports, records, books, Contracts, instruments, surveys, designs, specifications, drawings, blueprints, diagrams, models, voice recording systems, prototypes, samples, flow charts, reserves evaluations and reports, disks, diskettes, tapes, marketing plans, memos and other materials including lists and records pertaining to customers, suppliers and agents, advertising materials and all accounting and other books, records, ledgers, files and business records of every kind, whether or not copyrightable, in written, electronic or other form and stored in any medium;
“Recovery” has the meaning ascribed thereto in Section 8.11;
“Regulatory Fees” means all one-time and unique (i) fees and (ii) out-of-pocket costs and expenses paid or payable to any Governmental Authority to make filings or applications or obtain rulings, orders or listings necessary or desirable in connection with the Arrangement, the Separation or the Reorganization, which would not otherwise be paid or incurred but for the Arrangement, the Separation or the Reorganization, but specifically excludes the Tax Rulings and Taxes;
“Released Parties” has the meaning ascribed thereto in Section 7.2;
“Representatives” means, collectively, the current and future directors, officers, employees and agents of a Party;
“Reorganization” has the meaning ascribed thereto in Recital D;
“Reorganization Time” means 12:10 a.m. (Calgary Time) on the Effective Date;
“Restricted Information” means in respect of disclosure by Cenovus, Subco or their Affiliates, EnCana Information and in respect of disclosure by EnCana or its Affiliates, Cenovus Information;
“Rights” means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by the corporation issuing the rights;
“Rulings Applications” means all of the letter submissions made by or on behalf of EnCana to the CRA or the IRS concerning the subject matter of the Arrangement Agreement prior to the date of the Arrangement Agreement, together with all such letter submissions made in connection therewith on or after the date of the Arrangement Agreement and prior to the Effective Date;
“Seismic License Agreements” means the Non-Exclusive Seismic Data License Agreements between the Parties, in the forms attached as Exhibit D;

“Senior Party Representative” has the meaning ascribed thereto in Section 9.5;
“Separated Businesses” has the meaning ascribed thereto in Recital A;
“Separation” has the meaning ascribed thereto in Recital A;
“Separation Transactions” has the meaning ascribed thereto in Section 9.1;
“Shared Assets” means Assets or rights and benefits (other than Shared Contracts) used or held for use in both the Separated Businesses and the EnCana Businesses but not including any Assets or rights and benefits which are listed or described in Schedule A (where in Schedule A, a percentage or portion of any Asset or right and benefit is specifically referenced, then such Asset or right and benefit shall be a Shared Asset (Subco’s percentage or portion being the referenced percentage or portion));
“Shared Contracts” means Contracts which relate to both the Separated Businesses and the EnCana Businesses. For any Contracts which are listed or described in Schedule A and a percentage or portion of any such Contracts is specifically referenced, then such Contracts shall be Shared Contracts with Subco’s percentage or portion being the referenced percentage or portion;
“Shared Information” means any Confidential Information (except for EnCana Information and Cenovus Information) that has been shared or has been exchanged between Cenovus and EnCana (or their respective Affiliates) at or prior to the Reorganization Time;
“Shareholder Rights Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Rights Plan to be considered at the Meeting;
“Stock Option Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Stock Option Plan to be considered at the Meeting;
“Subco Consideration Shares” has the meaning ascribed thereto in Section 2.3(b);
“Subco Licensed Intellectual Property” means the Intellectual Property owned by Subco, and used in the EnCana Businesses prior to the Reorganization Time, but excludes the EnCana Intellectual Property and Exploration Data;
“Subco Note” has the meaning ascribed thereto in Section 2.3(b)(ii);
“Subco Note #2” has the meaning ascribed thereto in Section 2.3(b)(v);
“Subsidiary” means at a particular time, in respect of any Person, a Person Controlled by such Person;
“Tax” or “Taxes” means collectively Corporate Taxes and Other Taxes;
“Tax Act” means the Income Tax Act (Canada);

“Tax Asset” means any Tax Item that has accrued for Tax purposes, but has not been realized during the taxable period in which it accrued, and that could reduce a Tax in another taxable period, including a non-capital loss, net capital loss, undepreciated capital cost, eligible capital amount, investment tax credit, Canadian resource expense, foreign tax credit, charitable deduction or any other Tax credit;
“Tax Benefit” shall mean: (i) an amount equal to the value of any current tax benefit (i.e., actual reduction in the Indemnified Party’s (or Affiliate’s) liability for Taxes or actual increase in the Indemnified Party’s (or Affiliate’s) Tax refund) recognized by the Indemnified Party (or Affiliate) in the taxation period of the Indemnified Party (or Affiliate) in which the Indemnifiable Loss is incurred; plus, without duplication, (ii) the discounted present value of any future such tax benefit reasonably anticipated to be actually recognized by the Indemnified Party (or Affiliate) within 10 years after the end of the calendar year in which the Loss is incurred, taking into account, where relevant, the existing and anticipated future tax attributes of the Indemnified Party and its Affiliates, and utilizing a discount rate equal to 10% and effective tax rate equal to: (a) where a tax benefit is realized with respect to Canadian federal and/or provincial Taxes, the maximum combined Canadian federal and applicable provincial income tax rate applicable to a Canadian public corporation in effect at the end of the year in which the Loss is incurred, and (b) where a tax benefit is realized with respect to foreign Taxes (including, where applicable, state or local Taxes), the maximum foreign tax rate applicable to corporations in effect at the end of the year in which the Loss is incurred;
“Tax Detriment” means an actual increase in the Tax Liability (or actual reduction in refund or credit or any item of deduction or expense) of a taxpayer (or Affiliate thereof) for any taxable period. Except as otherwise provided in this Agreement, a Tax Detriment shall be deemed to have been realized or incurred from a Tax Item in a taxable period only if and to the extent that the Tax Liability of the taxpayer for such period, after taking into account the effect of the Tax Item on the Tax Liability of such taxpayer in the current period and all prior periods, is more than it would have been had such Tax Liability been determined without regard to such Tax Item;
“Tax Gross-Up” means with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Party in the same after-tax position as it would have been had such Indemnity Payment been received tax free by the Indemnified Party. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rates applicable to the Indemnified Party and, except as provided in Section 8.12, without regard to any losses, credits, refunds or deductions that the Indemnified Party may have that could affect the amount of Tax payable on any indemnity payment in respect of Indemnifiable Losses;
“Tax Item” means any item of income, gain, loss, deduction, expense or credit, or other attributes that may have the effect of increasing or decreasing any Tax;
“Tax Liability” means any Liability for Taxes;

“Tax Rulings” means the advance income tax rulings and opinions received from the CRA in connection with the Arrangement and the private letter rulings received from the IRS in connection with the Arrangement and any replacements thereof or amendments or supplements thereto received or anticipated to be received from the CRA and, as applicable, the IRS, in form and substance satisfactory to EnCana, in its sole discretion, confirming the Canadian federal income tax consequences and U.S. federal income tax consequences, respectively, of certain aspects of the Arrangement, the Pre-Arrangement Transactions and the Post-Arrangement Transactions, including: (i) any comfort letters that may be received from the Canadian Department of Finance in connection with the Arrangement and any replacements thereof or amendments or supplements thereto, all in form and substance satisfactory to EnCana, in its sole discretion; (ii) any opinion received or anticipated to be received by EnCana or any of the other Parties from Canadian or United States tax counsel in lieu of, or in addition to, a Canadian or U.S. federal or provincial advance income tax ruling or private letter ruling; and (iii) any material facts and assumptions and written representations upon which such Tax Rulings are made;
“Team Leader” has the meaning ascribed thereto in Section 9.1;
“Third Party Claim” has the meaning ascribed thereto in Section 8.8;
“Third Party Stored Records” has the meaning ascribed thereto in Section 6.3(d);
“Trademark License Agreement” means the Trademark license substantially in the form attached hereto as Exhibit C;
“Transaction Costs” means all one-time and unique: (i) fees and (ii) out-of-pocket costs and expenses incurred in connection with the Arrangement, the Separation or the Reorganization which would not otherwise be paid or incurred but for the Arrangement, the Separation or the Reorganization, including financial advisory or investment banking fees and expenses, accounting fees and expenses and legal fees and expenses on a solicitor and its own client basis, costs relating to the preparation, printing and distribution of the Circular and the calling and holding of and solicitation of proxies for the Meeting, soliciting dealer fees, investor relations, seismic transfer costs and licensing fees,

 , information technology related costs and fees, costs and fees associated with the transfer of the Cenovus Assets and obtaining all necessary Consents and financing related fees and costs, but specifically excludes (i) costs, expenses and payment obligations incurred in connection with an obligation to indemnify pursuant to Article VIII; (ii) the Tax Rulings; (iii) Taxes; (iv) Regulatory Fees; and (v) Post-Closing Cooperation Costs;
[Redaction of reference to certain costs]
“Transfer Taxes” has the meaning ascribed thereto in Section 5.8;
“Transferred Information” means the Personal Information to be disclosed or conveyed to Subco or any of its Representatives by or on behalf of EnCana as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information so disclosed prior to the execution of this Agreement;
“Transitional Services Agreement” means the Transitional Services Agreement between the Parties, in the form attached as Exhibit A;
“Transition Team” has the meaning ascribed thereto in Section 9.1;
“U.S. Affiliate” means an Affiliate that is: (i) an entity treated as a corporation for United States federal income tax purposes; and (ii) created or organized in or under the law of the United States or any state thereof;
“U.S. Affiliate Post-Closing Cooperation Costs” means any Post-Closing Cooperation Costs incurred by a Party or its Affiliates in respect of cooperation and assistance provided to Affiliates of another Party that are located, or engaged in a trade or business, in the United States and any Post-Closing Cooperation Costs incurred by an Affiliate of a Party that is located, or engaged in a trade or business, in the United States in respect of cooperation and assistance provided to another Party or Affiliates of another Party;
“WRB” means WRB Refining LLC; and

[Redaction of defined term]
1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Agreement into Articles and Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word “including” means including without limitation and is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(f)	a reference to an agreement means such agreement as it may be amended, supplemented or modified from time to time to the extent permitted by the applicable provisions thereof;

(g)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day;

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the officers of such Party after due enquiry; and

(i)	from and after the amalgamation of Cenovus and Subco, references herein to “Cenovus” or “Subco” shall be deemed to be references to Amalgamated Cenovus.
1.3	Currency

All references to currency herein are to lawful money of Canada, unless otherwise specified.

1.4	Exhibits

The following Exhibits are attached to this document and, collectively, the Exhibits and this document form the written agreement of the Parties with respect to the underlying subject-matter thereof (provided that the subject matter of each such Exhibit shall be exclusively governed by the provisions of each such Exhibit and any provisions of this Agreement expressly incorporated by reference therein):

[Redaction of exhibit references corresponding to redactions of such exhibits from the Agreement]

1.5	Schedules
The following Schedules are attached to this Agreement and form part of this Agreement:
(a)

(b)

(c)

(d)

[Redaction of schedule references corresponding to redactions of such schedules from the Agreement]

ARTICLE II
THE SEPARATION
2.1	Separation

The Parties agree to implement the Separation for the purpose of causing as at the Reorganization Time: (i) the Cenovus Assets to be transferred to Subco; (ii) the EnCana Assets to continue to be held by EnCana; (iii) the Cenovus Liabilities to be assumed by or become the responsibility of Subco; and (iv) the EnCana Liabilities to remain the responsibility of EnCana, on the terms and subject to the conditions set forth in this Agreement. The Parties acknowledge and agree that the Separation is intended to result in Subco (and its Affiliates) operating the Separated Businesses, Subco owning the Cenovus Assets and Subco assuming or being responsible for the Cenovus Liabilities and EnCana (and its Affiliates) operating the EnCana Businesses, owning the EnCana Assets and remaining responsible for the EnCana Liabilities. The Parties further acknowledge and agree that the allocation methodology used in the preparation of the Cenovus Balance Sheet may, in the absence of clarity or specific provisions in this Agreement and in the case of disagreement between the Parties, be used as a reference tool by the Parties, the Transition Teams, the arbitrators appointed under Section 9.6 or the Court under Section 9.10 in confirming the Cenovus Assets transferred to Subco and the Cenovus Liabilities which Subco assumes or becomes responsible for; provided however, that such allocation methodology shall not necessarily be determinative or conclusive, nor shall such allocation methodology be the only reference tool to which recourse may be had.

2.2	Implementation

The Separation shall be completed in accordance with the agreed general principles, objectives and other provisions set forth in the Arrangement Agreement and this Article II and shall be implemented in the following manner:
(a)	through the completion of the Reorganization, as described in this Article II;

(b)	through the completion of the Arrangement, as described in the Arrangement Agreement; and

(c)	through the performance by the Parties of all other provisions of the Arrangement Agreement and this Agreement.
2.3	Transfer of Cenovus Assets and Assumption of Cenovus Liabilities
(a)	Effective as at the Reorganization Time, EnCana hereby transfers, assigns, delivers or otherwise conveys to Subco, all legal and beneficial right, title and interest of EnCana at that time in and to the Cenovus Assets, free and clear of all financial encumbrances relating to EnCana indebtedness to third parties in respect of loans made by such third parties to EnCana. [Redaction of reference to certain assets] The Parties also acknowledge and agree that the Cenovus Balance Sheet will reflect the consolidated cash position of Cenovus immediately upon completion of the

Arrangement which will include the cash held by WRB and EnCana FCCL Ltd. at such time. EnCana shall take, or cause to be taken, all actions necessary to further document the transfer, assignment, delivery or conveyance to Subco of legal title to the Cenovus Assets, the beneficial title of which is transferred hereunder as at the Reorganization Time. At all times from the Reorganization Time until the further documentation of legal title to the Cenovus Assets is completed, EnCana shall hold legal title to any such Cenovus Assets as bare trustee, agent and nominee of Subco. If, immediately prior to the Reorganization Time, legal title to any Cenovus Asset transferred hereunder is held by any other Person as bare trustee, agent, nominee or similar arrangement for EnCana, EnCana shall take all actions necessary to ensure that, from and after the Reorganization Time, such Person shall hold legal title to such Cenovus Assets as bare trustee, agent and nominee for Subco. The Parties acknowledge that prior to the Reorganization Time, EnCana may have, without limiting its obligations hereunder, transferred legal title in and to certain of the Cenovus Assets to Subco as bare trustee, agent and nominee for EnCana.

(b)	The total aggregate consideration payable by Subco to EnCana hereunder for the transfer, assignment, delivery and other conveyance to Subco of the Cenovus Assets under Section 2.3(a), and holding of Cenovus Assets as bare trustee under Section 2.4(e), shall be equal to the fair market value of such Cenovus Assets as at the Reorganization Time (the “Consideration”). The Consideration shall be paid by Subco to EnCana as at the Reorganization Time as follows:
(i)	by the issuance of 100 common shares in the capital of Subco (the “Subco Consideration Shares”) to EnCana;

(ii)	by the issuance of an interest-bearing demand promissory note payable to EnCana in the principal amount of the Canadian dollar equivalent of USD $3.5 billion in the form of the promissory note set forth in Exhibit B (the “Subco Note”);

(iii)	by Subco assuming or becoming responsible for the Cenovus Liabilities (other than the Subco Note which is dealt with in Section 2.3(b)(ii) and Subco Note #2 which is dealt with in Section 2.3(b)(v)) pursuant to Section 2.3(g), including Cenovus Liabilities retained by EnCana for the account of Subco as a result of and in accordance with Section 2.4(e);

(iv)	by the conferral by Subco of any benefit on EnCana described in Section 4.6(b) of the Employee Matters Agreement or any other agreement relating to the Reorganization; and

(v)	by the issuance of an interest-bearing demand promissory note payable to EnCana in the form of the promissory note set forth in Exhibit G (the “Subco Note #2”).

(c)	EnCana and Subco shall jointly elect under Section 85(1) of the Tax Act in the prescribed form and manner and within the time period referred to in Section 85(6) of the Tax Act with respect to the disposition of those Cenovus Assets that are eligible property for the purposes of Section 85(1) of the Tax Act. The agreed amount (within the meaning of the Tax Act) in respect of each eligible property so transferred will be as follows:
(i)	the least of the amounts specified in subparagraphs 85(1)(d)(i), (ii) and (iii) of the Tax Act (but at a minimum $1), in the case of eligible capital property (as defined in the Tax Act);

(ii)	the least of the amounts specified in subparagraphs 85(1)(e)(i), (ii) and (iii) of the Tax Act (but at a minimum $1), in the case of depreciable property (as defined in the Tax Act);

(iii)	the lesser of the amounts specified in subparagraphs 85(1)(c.1)(i) and (ii) of the Tax Act (but at a minimum $1), in the case of inventory (including Miscible Flood Gas) and capital property (as defined in the Tax Act) (other than depreciable property (as defined in the Tax Act));

(iv)	an amount [Redaction of amount] to be determined by EnCana, acting reasonably, within 120 days of the Effective Date, which amount gives effect to the objective of ensuring the Reorganization occurs on a tax-deferred basis, for Canadian resource property (as defined in the Tax Act), the cost of which to a principal-business corporation (as defined in the Tax Act) would be a Canadian oil and gas property expense (as defined in the Tax Act); and

(v)	an amount [Redaction of amount] to be determined by EnCana, acting reasonably, within 120 days of the Effective Date, which amount gives effect to the objective of ensuring the Reorganization occurs on a tax-deferred basis, for Canadian resource property (as defined in the Tax Act), the cost of which to a principal-business corporation (as defined in the Tax Act) would be a Canadian development expense (as defined in the Tax Act).
In each case, the agreed amount will not exceed the fair market value of the respective transferred property as at the Reorganization Time, nor will it be less than the amount permitted under paragraph 85(1)(b) of the Tax Act. The amount of any non-share consideration allocated to a particular transferred property that is the subject of an election under Section 85(1) of the Tax Act will not exceed the agreed amount elected for that transferred property and the amount of non-share consideration allocated to a particular transferred property that is not the subject of an election under Section 85(1) of the Tax Act will not exceed the fair market value of such transferred property as at the Reorganization Time. The Section 85(1) of the Tax Act election referred to in this Section will exclude any cash, Accounts Receivable, prepaid expenses and seismic data.

(d)	In accordance with the CBCA, the amount added to the stated capital account maintained by Subco in respect of its common shares in connection with the issuance of the Subco Consideration Shares will be equal to the amount that does not exceed the aggregate of the agreed amounts in Section 2.3(c), less the non-share Consideration, plus the fair market value of Cenovus Assets that are not eligible property for the purposes of Section 85(1) of the Tax Act, all as determined as at the Reorganization Time.

(e)	Upon request by a Party, EnCana and Subco shall jointly elect, and in prescribed form and manner and on a timely basis, to have Section 22 of the Tax Act apply to the transfer of any Accounts Receivable by EnCana to Subco. Upon request by any Party, EnCana and Subco shall jointly elect on a timely basis to have Section 20(24) of the Tax Act apply to the assumption of any Cenovus Liabilities by Subco from EnCana.

(f)	The Consideration shall be allocated to the Cenovus Assets in the manner provided in Schedule A (Part 10), which Schedule shall be completed as soon as reasonably practicable after the Effective Time. EnCana and Subco shall file their respective Canadian tax returns based upon and in accordance with such allocation and will not make any inconsistent statements or take any inconsistent positions on any Canadian tax returns or other Canadian tax filings, in any refund claims or during the course of any audits by any Canadian Governmental Authority.

(g)	Effective as at the Reorganization Time, and as partial consideration for the acquisition by Subco from EnCana of the Cenovus Assets in Section 2.3(a), Subco hereby assumes and agrees to be responsible for all of the Cenovus Liabilities (other than the Subco Note which is dealt with in Section 2.3(b)(ii) and Subco Note #2 which is dealt with in Section 2.3(b)(v)) on the terms and subject to the conditions set forth in this Agreement. EnCana and Subco shall take, or cause to be taken, all actions, if any, necessary to further evidence the assumption by Subco of the Cenovus Liabilities as at the Reorganization Time. Until such time as such further actions, if any, are taken, EnCana shall retain legal liability for any such Cenovus Liabilities as bare trustee, agent and nominee of Subco. Subco shall pay, perform and discharge or cause to be paid, performed and discharged, all of the Cenovus Liabilities on or after the Reorganization Time in accordance with their terms.

(h)	Effective as at the Reorganization Time, the Parties shall take, or cause to be taken, all actions necessary to:
(i)	assign and transfer conduct of the Cenovus Litigation to Subco;

(ii)	give effect to the Transitional Services Agreement, in accordance with the terms thereof;

(iii)	give effect to the Seismic License Agreements, in accordance with the terms thereof;

(iv)	give effect to the Trademark License Agreement, in accordance with the terms thereof;

(v)	give effect to the Hedging Matters Agreement, in accordance with the terms thereof;

(vi)	execute and deliver all necessary notices and officers’ certificates including the Officer’s Certificate attached as Exhibit F to the escrow agent holding the escrowed funds raised pursuant to the Offering Memorandum of Cenovus dated September 15, 2009 (“Offering Memorandum”), directing the escrow agent to, after completion of the Arrangement, release the escrowed funds in the manner specified in Exhibit F. The Parties acknowledge that upon release and payment of the escrowed funds in accordance with Exhibit F, the Subco Note will be repaid in full; and

(vii)	execute and deliver the Intercompany Agreements.
Effective immediately after completion of the Arrangement, the parties shall take, or cause to be taken, all actions necessary to ensure that the Cenovus Insurance Arrangements are established.
2.4	Further Assurances

Without derogating from the effectiveness of Sections 2.3(a) and 2.3(g), or the covenants contained therein, as at the Reorganization Time:
(a)	EnCana will use reasonable commercial efforts to amend, assign or novate all Shared Contracts with effect as at the Reorganization Time, in order to further document or evidence the transfer to Subco of the legal title to its rights and benefits under the Shared Contracts and the assumption of its obligations under the Shared Contracts. If such further documentation cannot be obtained, or if EnCana or Subco conclude that it is not practicable or feasible to obtain such further documentation, EnCana and Subco shall, subject to agreement of EnCana and Subco, cooperate such that EnCana and Subco will obtain the benefits and assume or be responsible for the obligations thereunder in substantially the same manner as such benefits and obligations were allocated with respect to such Shared Contract immediately prior to the Reorganization Time;

(b)	with respect to the Shared Assets, EnCana and Subco will cooperate in good faith and use reasonable commercial efforts to further document or evidence the transfer to Subco of its legal title to the Shared Assets and the assumption of its obligations with respect to the Shared Assets. If such further documentation or evidence cannot be achieved or is not practicable or feasible, then such Shared Asset shall, subject to agreement of EnCana and Subco, be used, shared and paid for in substantially the same manner that such Shared Asset was used, shared or paid for (each on a divisional basis) immediately prior to the Reorganization Time;

(c)	if and to the extent that EnCana receives after the Reorganization Time a refund or credit relating to a prepaid expense that was included in Cenovus Current Assets, then EnCana shall transfer to Cenovus such refund or pay to Cenovus an amount equal to the credit received by EnCana;

(d)	except as otherwise specifically set forth herein and subject to the provisions of the Arrangement Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed exclusively by Article V and Article VIII of this Agreement. Accordingly, Taxes shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, Section 2.3 (except for Sections 2.3(c) and 2.3(d));

(e)	nothing in this Agreement shall be construed as, or be deemed to require, or result in, the transfer or assignment of any right, title and interest in or to any Cenovus Assets or the assumption of liability for any Cenovus Liabilities which by their terms or operation of law cannot be transferred, assigned or assumed or where the rights thereunder would be materially diminished, until such time as all legal impediments to such transfer, assignment or assumption have been removed; provided, however, that Subco and EnCana shall cooperate and use reasonable commercial efforts to coordinate obtaining any Consents for the transfer or assignment of all Cenovus Assets and the assumption of all Cenovus Liabilities contemplated pursuant to this Article II. Until such time as all legal impediments to such transfer, assignment or assumption have been removed, EnCana shall hold such Cenovus Assets in trust as bare trustee so far as the laws of trusts permits for the use and benefit of Subco and shall retain such Cenovus Liabilities for the account of Subco and shall take such other action as may be reasonably requested by Subco, in order to place Subco, insofar as reasonably practicable, in substantially the same position as would have existed had such legal impediments not existed; provided however, notwithstanding the foregoing, EnCana shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced by Subco (but in the event that EnCana reasonably expends funds in connection with the foregoing, then Subco shall reimburse EnCana for same);

(f)	subject to Section 2.4(e), until such time as the conveyance of legal title to the rights and benefits of Subco in respect of those provisions of the Shared Contracts, or those uses of the Shared Assets, which relate to the Separated Businesses, is further documented, if required, in accordance with the foregoing provisions, legal title to Shared Contracts and Shared Assets shall continue to be held by EnCana and EnCana shall hold legal title to any rights and benefits of Subco in respect of such Shared Contracts and Shared Assets as bare trustee, agent and nominee of Subco. Upon such time as any legal impediments to the conveyance of legal title to Shared Contracts and Shared Assets are removed, legal title to such Shared Contracts and Shared Assets shall be held by the Party to which such Shared Contract or Shared Asset primarily relates (and such Party shall hold legal title to any rights and benefits of the other Party in respect of such Shared Contracts and Shared Assets as bare trustee, agent and nominee of such other Party). For the purposes of this Section 2.4(f), “primarily” means, as between Subco and EnCana: (i) with respect to a Shared Asset, the Party which, prior to the Reorganization Time, used the Shared Asset more than the other Party; (ii) with respect to a Shared Contract, the Party which, prior to the Reorganization Time, was entitled to more rights and benefits, and had more obligations, under such Shared Contract than the other Party; (iii) with respect to a Shared Asset that prior to the Reorganization Time was used equally by Subco and EnCana, or where it cannot reasonably be determined whether such Shared Asset was used more by one Party than another, then such Shared Asset shall for the purposes of Section 2.4(f) be deemed to be used primarily by EnCana; and (iv) with respect to a Shared Contract under which the rights, benefits and obligations are equally divided between Subco and EnCana, or where it cannot reasonably be determined whether one Party was entitled to more rights and benefits and had more obligations than another, then such Shared Contract shall for the purposes of Section 2.4(f) be deemed to be primarily for the benefit and burden of EnCana;

(g)	in connection with any transfers of Cenovus Assets and assumption of Cenovus Liabilities contemplated in Section 2.3 and further documentation of same in this Section 2.4, the Parties shall at all times comply with the provisions of Section 4.04 of the Arrangement Agreement such that any such transaction shall not cause the Separation or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Rulings;

(h)	in connection with any transfers of Cenovus Assets and assumption of Cenovus Liabilities contemplated in Section 2.3 and further documentation of same in this Section 2.4, EnCana and Subco shall, as required, cooperate to further document the transfer of such Cenovus Assets and assumption of such Cenovus Liabilities as promptly as practicable, failing which, and without limiting any rights or remedies of a Party under this Agreement, the Party requesting such further documentation shall have access to the Records of the other Party to the extent necessary to prepare the required further documentation; provided that, the Party requesting such further documentation shall be subject to the obligations of confidentiality set forth in Section 6.7 with respect to such Records and the other Party shall execute and deliver such further documentation provided same are in order and are in accordance with the terms of this Agreement;

(i)	Subco shall indemnify, defend and save harmless the EnCana Indemnified Parties against and in respect of any and all Indemnifiable Losses of the EnCana Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, EnCana holding legal title to any Cenovus Assets or retaining legal liability for any Cenovus Liabilities, as bare trustee, agent and nominee of Subco in accordance with Sections 2.3 and 2.4 (other than liabilities, costs and expenses incurred by EnCana which result from the gross negligence or intentional, willful misconduct of EnCana, which shall be for EnCana’s account). EnCana shall indemnify, defend and save harmless Cenovus against and in respect of any and all Indemnifiable Losses of the Cenovus Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, Subco holding legal title to any EnCana Assets or retaining legal liability for any EnCana Liabilities, as bare trustee, agent and nominee of EnCana in accordance with Sections 2.3 and 2.4 (other than liabilities, costs and expenses incurred by Subco which result from the gross negligence or intentional, willful misconduct of Subco, which shall be for Subco’s account); and

(j)	any disagreement arising with respect to the transfer of Cenovus Assets and the assumption of the Cenovus Liabilities contemplated under Sections 2.3 or 2.4 shall be resolved in accordance with the provisions of Article VIII and Article IX.
2.5	Certain Resignations
(a)	On or prior to the Effective Date, EnCana shall cause each officer and director:
(i)	of Subco or any Affiliate of Subco who is an officer or director (or the equivalent thereof) of EnCana or any Affiliate of EnCana as at the Effective Date, but will not be an officer or director of EnCana or any Affiliate of EnCana after the Effective Date, to resign, effective not later than the Effective Date, from all boards of directors or similar governing bodies of EnCana or any Affiliate of EnCana on which they serve (and all committees thereof), and from all positions as officers (or the equivalent thereof) of EnCana or any Affiliate of EnCana which they hold; and

(ii)	of EnCana and any Affiliate of EnCana who will not be an officer or director (or the equivalent thereof) of Cenovus, Subco or any Affiliate thereof after the Effective Date, to resign, effective not later than the Effective Date, from all boards of directors or similar governing bodies of Cenovus, Subco or any Affiliate thereof on which they serve (and all committees thereof) and from all positions as officers (or the equivalent thereof) of Cenovus, Subco and any Affiliate thereof which they hold.
(b)	Notwithstanding the foregoing:
(i)	the Parties shall use reasonable commercial efforts to have any director or officer who resigns pursuant to this Section 2.5 cooperate and assist (in the case of officers, with respect to matters for which they were responsible prior to the Reorganization Time), the entity from which they have resigned as necessary to comply with all regulatory and other governance requirements and all in accordance with Section 6.9; and

(ii)	if following the Effective Date any officer or director of a Party continues to serve as an officer or director of another Party, but should have resigned from such position pursuant to this Section 2.5, then EnCana and Subco, as the case may be, shall use their reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause such officer or director to resign from such position as promptly as reasonably practicable and where legally permissible and practicable with effect from the Effective Date.
2.6	InterCompany Accounts

Effective immediately after the Reorganization Time but prior to the Effective Time, EnCana and Subco shall cause the InterCompany Accounts (other than the Subco Note and Subco Note #2 but including those notes that are issued pursuant to sections 1.2 and 2.2 of the Hedging Matters Agreement) owing between EnCana and Subco to be consolidated and settled. Any net InterCompany Accounts owing by EnCana to Subco after the consolidation and settlement shall then be settled by way of a non-cash distribution by Subco to EnCana as a return of capital and, if and to the extent necessary, a series of non-cash dividends. Any net InterCompany Accounts owing by Subco to EnCana after the consolidation and settlement shall then be settled by way of a contribution by EnCana to Subco as a contribution of capital in respect of the outstanding Subco Consideration Shares and such amount shall be added to contributed surplus. The Parties acknowledge and agree that the transactions contemplated in this Section 2.6 shall be implemented and effected pursuant to the Intercompany Agreements.

2.7	Cooperation

The Parties shall cooperate in good faith in all aspects of the Reorganization and shall, at another Party’s reasonable request, sign all such documents and perform all such other acts as may be necessary or desirable to give full effect to the Reorganization, including with respect to the transfer of Cenovus Assets to Subco and assumption of Cenovus Liabilities by Subco contemplated in this Article II.

2.8	No Representations or Warranties
(a)	Cenovus and Subco agree and acknowledge that EnCana is not, in this Agreement, making any representation or warranty to Subco as to any aspect of the Cenovus Interests or as to any Consents, it being understood and agreed that Subco shall take the Cenovus Assets, and shall assume, perform and discharge the Cenovus Liabilities, on an “as-is”, “where-is” basis. Notwithstanding the foregoing, the Cenovus Assets shall be transferred to Subco in accordance with Section 2.3 herein, free and clear of all financial encumbrances relating to EnCana indebtedness to third parties in respect of loans made by such third parties to EnCana. [Redaction of reference to certain assets]

(b)	EnCana agrees and acknowledges that none of Cenovus, Subco nor any Affiliate thereof is, in this Agreement or in any other agreement or document, making any representation or warranty to EnCana, or any Affiliate of EnCana, as to any Consents.
2.9	Mutual Licenses
(a)	To the extent that EnCana has the right to grant same without additional cost or expense and subject to any obligations that EnCana may owe to any third party in respect of same, EnCana hereby grants to Subco in each of the jurisdictions where EnCana has the right to do so, effective as at the Reorganization Time, the non-exclusive, royalty free right to use the EnCana Licensed Intellectual Property (not including the Permitted Marks and Non-Permitted Marks, which shall be governed by the Trademark License Agreement) in the Separated Businesses: (i) in the same manner and for the same purposes as such was used in such businesses prior to the Reorganization Time; and (ii) to the extent that same can be shown from the Records of Subco, in the manner contemplated by Subco prior to the Reorganization Time for use in the Separated Businesses.

(b)	To the extent that Subco has the right to grant same without additional cost or expense and subject to any obligations that Subco may owe to any third party in respect of same, Subco hereby grants to EnCana in each of the jurisdictions where Subco has the right to do so, effective as at the Reorganization Time, the non-exclusive, royalty free right to use the Subco Licensed Intellectual Property in the EnCana Businesses: (i) in the same manner and for the same purposes as such was used in such businesses prior to the Reorganization Time; and (ii) to the extent that same can be shown from the Records of EnCana, in the manner contemplated by EnCana prior to the Reorganization Time for use in the EnCana Businesses.

(c)	The license granted in Section 2.9(a) above shall not result in the assignment of any of EnCana’s rights in or to such EnCana Licensed Intellectual Property or result in any obligation of EnCana to register, enforce or maintain such EnCana Licensed Intellectual Property, to provide or deliver any copy of same, or to grant Subco any right to do so on its own or on behalf of EnCana; provided however, Subco may register, enforce or maintain any of such EnCana Licensed Intellectual Property to the extent required in order to protect Subco’s interests in same in the Separated Businesses to the extent that EnCana has not registered, enforced or maintained same and EnCana shall cooperate with and provide all necessary assistance to Subco in connection therewith. All such EnCana Licensed Intellectual Property is provided on an “as is”, “where is” and “with all faults” basis and EnCana expressly disclaims any and all representations, warranties and conditions, express or implied, in respect of same.

(d)	The license granted in Section 2.9(b) above shall not result in the assignment of any of Subco’s rights in or to such Subco Licensed Intellectual Property or result in any obligation of Subco to register, enforce or maintain such Subco Licensed Intellectual Property, to provide or deliver any copy of same, or to grant EnCana any right to do so on its own or on behalf of Subco; provided however, EnCana may register, enforce or maintain any of such Subco Licensed Intellectual

Property to the extent required in order to protect EnCana’s interests in same in the EnCana Businesses to the extent that Subco has not registered, enforced or maintained same and Subco shall cooperate with and provide all necessary assistance to EnCana in connection therewith. All such Subco Licensed Intellectual Property is provided on an “as is”, “where is” and “with all faults” basis and Subco expressly disclaims any and all representations, warranties and conditions, express or implied, in respect of same.

(e)	EnCana and Subco shall not use the Subco Licensed Intellectual Property and the EnCana Licensed Intellectual Property, respectively, in a manner which may result in the loss thereof.

(f)	EnCana and Subco agree that the fair market values of the mutual licenses granted above are expected to be the same.

(g)	The licenses contained in Sections 2.9(a) and (b) above shall include the right to permit third parties to use such Intellectual Property on behalf of and for the benefit of the licensee and shall include the right to practice and otherwise fully exploit such Intellectual Property provided that such licenses shall not include the right to grant licenses to third parties other than as expressly provided in this Section 2.9(g).

(h)	Consistent with the provisions of Section 10.2 below, upon the reasonable request of another Party, each Party shall cooperate with the other Parties and execute and deliver, from time to time, such additional software, patent or other license agreements, consistent with the terms of this Agreement, as may reasonably be required in order to effectuate the provisions and purposes of this Agreement and, in particular, the licenses set out in Sections 2.9(a) and (b).

(i)	Notwithstanding the broad licenses granted in Sections 2.9(a) and (b) above, Subco and EnCana agree that where either wishes to exercise its rights, as licensee, under Sections 2.9(a) or (b) above, respectively, in the United States of America, it shall only do so: (i) through a wholly owned U.S. Affiliate; (ii) pursuant to a written license between itself and such U.S. Affiliate; and (iii) on an arm’s length basis.
ARTICLE III
POST-REORGANIZATION INTER COMPANY MATTERS
3.1	Trademarks
(a)	Subject to Section 3.1(c), Subco shall discontinue all use, as soon as commercially practicable after the Reorganization Time but in any event within one year thereafter, except as may be mutually agreed in writing, and shall not make any new use, of:

(i)	any trademark owned, possessed by or under the control of EnCana, other than Cenovus Intellectual Property;

(ii)	any trademark, tradename or other indicia of source which includes the name “EnCana” or any variant thereof; or

(iii)	any trademark derivative of or similar to any of the foregoing in subsection (i),
(collectively, “Non-Permitted Marks”).

(b)	In furtherance of the foregoing, as soon as commercially practicable after the Reorganization Time, but in any event within one (1) year thereafter, except as may be mutually agreed in writing, Subco will, at its own expense, remove (or, if necessary, on an interim basis, cover up) any and all displays of Non-Permitted Marks from any of the Cenovus Assets (including exterior signs and other identifiers located on any property or premises, vehicles, web sites, software, email, products, supplies and documents and other materials and systems); provided however, that, notwithstanding the foregoing, nothing contained in this Agreement shall prevent Subco: (i) from using EnCana’s or its Affiliates names in public filings with Governmental Authorities, materials intended for distribution to Cenovus’ or EnCana’s stockholders or any other communication in any medium to the extent necessary or appropriate to describe the relationship between the Parties; (ii) from using such names to the extent such names are referenced in Cenovus Contracts, Shared Contracts, Cenovus Litigation or Joint Litigation; or (iii) from using such names to the extent required pursuant to Cenovus Contracts.

(c)	Subco and its Affiliates use of the Permitted Marks and Non-Permitted Marks shall be governed by the Trademark License Agreement.

(d)	Subco shall have the right after the Reorganization Time to use the Permitted Marks in accordance with the terms of the Trademark License Agreement.
3.2	Litigation
(a)	EnCana Litigation. Subject to subsection (e), following the Reorganization Time, EnCana shall have exclusive authority and control over the investigation, prosecution, defense and appeal and shall bear all costs, expenses and Liabilities, and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards, of all EnCana Litigation and may settle or compromise, or consent to the entry of any judgment with respect to any such EnCana Litigation without the consent of Subco; provided however, that in the event such settlement, compromise or judgment assigns any liability, fault or responsibility to Subco or any Affiliate of Subco or is otherwise reasonably likely to have a material adverse effect on Subco’s business, operations or financial condition, Subco’s consent to any such settlement, compromise or judgment will be required (which consent shall not be unreasonably withheld, delayed or conditioned). In furtherance of the foregoing, neither Subco nor any Affiliate of Subco shall be entitled to participate in the defense of, or share in any proceeds, settlements, judgments or awards resulting from, nor shall it bear any responsibility with respect to any costs, expenses or Liabilities associated with any EnCana Litigation.

(b)	Cenovus Litigation. Subject to subsection (e), following the Reorganization Time, Subco shall have exclusive authority and control over the investigation, prosecution, defense, settlement, compromise and appeal and shall bear all costs, expenses and Liabilities, and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards of all Cenovus Litigation and may settle or compromise or consent to the entry of any judgment with respect to any such Cenovus Litigation without the consent of EnCana; provided however, that in the event such settlement, compromise or judgment assigns any liability, fault or responsibility to EnCana or any Affiliate of EnCana or is otherwise reasonably likely to have a material adverse effect on EnCana’s business, operations or financial condition, EnCana’s consent to any such settlement, compromise or judgment will be required (which consent shall not be unreasonably withheld, delayed or conditioned). In furtherance of the foregoing, neither EnCana nor any Affiliate of EnCana shall be entitled to participate in the defense of, or share in any proceeds, settlements, judgments or awards resulting from, nor shall it bear any responsibility with respect to any costs, expenses or Liabilities associated with any Cenovus Litigation.

(c)	Joint Litigation. Subject to subsection (e), following the Reorganization Time, EnCana shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Joint Litigation. EnCana shall bear all costs, expenses and Liabilities of, and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards in such Joint Litigation; provided that, with reasonable promptness following a final determination with respect to any Joint Litigation, including the rendering of a judgment at trial or on appeal for which a stay cannot be obtained, an order that an amount be posted in order to obtain a stay of a judgment, settlement or other final resolution, the Transition Teams shall determine whether, and to what extent, the final resolution of such Joint Litigation related to Cenovus’ Interests, based upon the written opinion or order of the court, the evidence presented to the court or, in the absence of a court decision, any other evidence involved in determining the final resolution of such Joint Litigation. In the event that it is so determined that the final resolution of such Joint Litigation related in whole or in part to Cenovus Interests, then Subco shall:
(i)	bear its proportionate share (as determined by the Transition Teams) of any Post-Closing Cooperation Costs, expenses and Liabilities arising out of or relating to such Joint Litigation (and shall with reasonable promptness reimburse EnCana for such proportionate share of any Post-Closing Cooperation Costs, expenses and Liabilities theretofore borne by EnCana); or

(ii)	be entitled to receive (and EnCana shall with reasonable promptness, upon receipt, pay to Subco) its proportionate share (as determined by the Transition Teams) of any amounts received by EnCana as proceeds, settlements, judgments and awards resulting from such Joint Litigation.
EnCana may settle, compromise or consent to the entry of any judgment with respect to any such Joint Litigation without the consent of Subco and neither Subco nor any Affiliate of Subco shall be entitled to participate in the defense or prosecution of any Joint Litigation; provided however, that in the event that such settlement, compromise or judgment assigns any liability, fault or responsibility to Subco or any Affiliate of Subco or is otherwise reasonably likely to have a material adverse effect on Subco’s business, operations or financial condition, Subco’s consent shall be required (which consent shall not be unreasonably withheld, delayed or conditioned); provided further, that in the event that during the pendency of such Joint Litigation, EnCana, acting reasonably, determines that such Joint Litigation relates to Cenovus’ Interests based upon the evidence in such case, as well as court submissions, or is otherwise reasonably likely to have a material adverse effect on Subco’s business, operations or financial condition then EnCana shall present the Joint Litigation to the Transition Teams and the Transition Teams shall determine whether, and to what extent, Subco shall be entitled to participate in or control the defense or prosecution of such Joint Litigation. Each of Subco and EnCana shall cooperate fully with the other and its counsel in the investigation, prosecution, defense and resolution of any such action described in this Section 3.2(c).

(d)	Any claim asserted by a third party or Action commenced by a third party in respect of which a Party is entitled to indemnification under Article VIII, shall be dealt with exclusively under Article VIII and not under Section 3.2(d). Subject to Subsection (e):
(i)	with respect to any Action, which for purposes of this Section 3.2(d) shall be restricted to a lawsuit or arbitration, commenced within 10 years after the Reorganization Time by EnCana or Subco or their respective Affiliates (but not both EnCana and Subco or their respective Affiliates), or commenced against EnCana or Subco or their respective Affiliates (but not both EnCana and Subco or their respective Affiliates) at any time after the Reorganization Time, on the one hand (the party bringing such Action or against whom such Action is commenced being referred to herein as the “Named Party”), and any third Person, on the other hand, that is not related (as determined by the Named Party, acting reasonably) to Cenovus Litigation, Joint Litigation or EnCana Litigation (each, an “Other Action”), the Named Party shall determine in good faith whether such Other Action relates directly to the Assets or Liabilities of the other Party. If the Named Party determines in good faith that such Other Action does not relate directly to the Assets or Liabilities of the other Party, then such Named Party shall not be obligated to refer such Other Action to the Transition Teams in accordance with this Section 3.2(d) and such Named

Party shall have exclusive authority and control over the investigation, prosecution, defense and appeal and shall bear all costs, expenses and Liabilities and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards of such Other Action. Notwithstanding the foregoing, if the Named Party initially determines in good faith that such Other Action does not relate directly to the Assets or Liabilities of the other Party, but subsequent to such determination, the Named Party, determines in good faith and with reasonable dispatch, as a result of new or additional claims being brought or other new information coming to its attention that was not available with reasonable diligence at the time of the original determination by the Named Party, that such Other Action does relate directly to the Assets or Liabilities of the other Party, then the Named Party shall refer such Other Action to the Transition Teams in accordance with this Section 3.2(d);

(ii)	in the event that the Named Party determines in good faith that such Other Action relates directly to the Assets or Liabilities of the other Party, then such Named Party shall refer such Other Action to the Transition Teams and the Transition Teams shall determine in good faith whether such Other Action relates primarily to Cenovus Interests, on the one hand, or EnCana Interests, on the other hand, and whether EnCana or Subco should have exclusive authority and control over the investigation, prosecution, defense and appeal of such Other Action or whether EnCana and Subco should jointly control such Other Action;

(iii)	if during the course of an Other Action, the Transition Teams determine that EnCana and Subco shall jointly control the prosecution or defense of such Other Action, then EnCana and Subco shall share all costs, expenses and Liabilities of prosecuting or defending such Other Action (since the commencement of such Other Action) in such proportion as shall be determined by the Transition Teams;

(iv)	during the course of an Other Action, any Party maintaining exclusive authority and control over such Other Action shall bear all costs, expenses and Liabilities of prosecuting or defending such Other Action;

(v)

[Redaction of provisions relating to certain procedures in respect of certain actions]

(vi)	with reasonable promptness following such time that a final determination with respect to such Other Action that was referred to the Transition Teams under Section 3.2(d)(i), (ii) or (iii), including the rendering of a judgment at trial or on appeal for which a stay cannot be obtained, an order that an amount be posted in order to obtain a stay of a judgment, settlement or other final resolution, the Transition Teams shall determine whether, and to what extent, the final resolution of such Other Action related to Cenovus’ Interests, on one hand, and EnCana’s Interests, on the other hand, based upon the written opinion or order of the court, the evidence presented to the court, and any other evidence involved in determining the final resolution of such Other Action. In the event that it is so determined that the final resolution of such Other Action related to both EnCana Interests and the Cenovus Interests, then each of EnCana and Subco shall:
(A)	bear its proportionate share (as determined by the Transition Teams) of any costs, expenses and Liabilities arising out of or relating to such Other Action (and shall with reasonable promptness reimburse the Party responsible for advancing the costs of prosecuting or defending such Other Action for its proportionate share of any Post-Closing Cooperation Costs, expenses and Liabilities theretofore borne by such Party); or

(B)	be entitled to receive its proportionate share (as determined by the Transition Teams) of any amounts received as proceeds, settlements, judgments and awards in such Other Action (and the Party receiving such amounts shall with reasonable promptness pay to the other Party its proportionate share thereof).
(e)

(i)

(ii)

(A)

(B)

(C)

[Redaction of provisions related to certain procedures in respect of certain litigation matters]

3.3	Treatment of Payments Post-Reorganization
(a)	Except as otherwise provided in the Transitional Services Agreement, each of EnCana and Subco shall promptly reimburse or otherwise provide payment to Subco and EnCana, respectively, for any payments made following the Reorganization Time (but only if such payments have not been settled as between Subco and EnCana prior to the Reorganization Time) to third parties by Subco or EnCana, on behalf of the other Party, in connection with the operation of such Party’s business, including payments made by EnCana with respect to Subco payroll obligations.

(b)	Except as otherwise provided in the Transitional Services Agreement, from and after the Reorganization Time, each of EnCana and Subco shall promptly deliver to the other Party, any payments or other amounts received by it following the Reorganization Time in respect of amounts that are attributable and payable to such other Party, including, in respect of royalty payments from third parties, receivables or otherwise.

(c)	The reimbursements referred to in Section 3.3(a) shall include (i) a reimbursement by Subco to EnCana for the goods and services tax component of accounts receivable included in the Cenovus Current Assets, which component EnCana is required to remit, and (ii) a reimbursement by EnCana to Subco for the goods and services tax component of accounts payable included in the Cenovus Current Liabilities, which component EnCana is entitled to recover as an input tax credit.
3.4	Post-Arrangement Transaction Covenants of EnCana

EnCana will:
(a)	not perform any act or enter into any transaction that could interfere or be inconsistent with any Post-Arrangement Transaction;

(b)	assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions from applicable securities laws of jurisdictions in Canada and the United States that are necessary or desirable in connection with the Post-Arrangement Transactions;

(c)	do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Post-Arrangement Transactions including using all reasonable commercial efforts to obtain such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Post-Arrangement Transactions; and

(d)	cause Acquisition Sub to acquire all EnCana Common Shares from EnCana Dissenting Shareholders in accordance with Section 4.01(1) of the Plan of Arrangement and make any payments required to be made to EnCana Dissenting Shareholders in connection therewith.
3.5	Post-Arrangement Transactions Covenants of Cenovus and Subco

Each of Cenovus and Subco will:
(a)	not perform any act or enter into any transaction that could interfere or could be inconsistent with any Post-Arrangement Transaction;

(b)	assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions from applicable securities laws of jurisdictions in Canada and the United States that are necessary or desirable in connection with the Post-Arrangement Transactions; and

(c)	do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Post-Arrangement Transactions including co-operating with EnCana to obtain such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Post-Arrangement Transactions.
ARTICLE IV
INSURANCE MATTERS
4.1	Termination of Insurance on Cenovus Assets and Liabilities

Other than as set forth in Section 4.3 below, effective as of the completion of the Arrangement, each of EnCana and its Affiliates and each of Cenovus and its Affiliates shall be responsible for arranging their respective Insurance Arrangements with respect to injuries, Losses and Liability arising after the completion of the Arrangement with respect to their respective businesses and Assets, with the understanding that EnCana or any Affiliate of EnCana may utilize the Current Insurance Arrangements to fulfill its obligations contained in this Section 4.1. To the extent that EnCana receives a refund for any premiums paid as a result of the early termination or removal of the Cenovus Interests from the Current Insurance Arrangements, EnCana shall promptly transfer to

Cenovus such refund amount if and to the extent that such refund constitutes a prepaid expense and was included in Cenovus Current Assets; otherwise EnCana shall be entitled to retain such refund amount.

4.2	Administration of Current Insurance Arrangements
(a)	From and after the completion of the Arrangement, EnCana shall be responsible for Insurance Administration under the Current Insurance Arrangements with respect to all Losses and Liabilities including any claims with respect to the Cenovus Assets and Cenovus Liabilities arising prior to the completion of the Arrangement or arising after the completion of the Arrangement but relating to the period prior to the completion of the Arrangement and covered by the Current Insurance Arrangements. All Post-Closing Cooperation Costs relating to Insurance Administration and claimed with respect to the Cenovus Interests as contemplated by this Section 4.2(a) shall be borne by Subco; provided that, prior to incurring any material disbursement or engaging any agent with respect thereto, EnCana shall consult with Subco with respect to same. Insurance Proceeds with respect to claims, costs and expenses under the Current Insurance Arrangements which relate to the Cenovus Interests shall be paid by EnCana to Subco. In the event Subco or any Affiliate of Subco makes an Insured Claim under a Current Insurance Arrangement, Subco shall deliver notice to EnCana of such Insured Claim and EnCana shall promptly and diligently either: (i) appoint Subco as its agent for the limited purpose of making and administering such Insured Claim, keeping EnCana periodically updated as to the status of such Insured Claim; or (ii) proceed to do whatever may be required and necessary under the Current Insurance Arrangements to make such a claim on behalf of Subco or its Affiliate, as the case may be, keeping Subco periodically updated as to the status of such Insured Claim. In making any such claims on behalf of Subco or its Affiliate, as the case may be, EnCana shall exercise the same degree of diligence as it would normally exercise in connection with insurance claims made on its own behalf.

(b)	From and after the completion of the Arrangement, EnCana or any Affiliate of EnCana on the one hand, and Subco and its Affiliates, on the other hand, shall have the right to claim coverage for Insured Claims under the Current Insurance Arrangements with respect to any claim covered by such Current Insurance Arrangements as and to the extent that such insurance is available, up to the full extent of the applicable limits of liability, if any, and subject to the terms and conditions, of such Current Insurance Arrangements (and may receive any Insurance Proceeds with respect thereto). In the event that the total Insurance Proceeds payable to the Parties and their respective Affiliates under the Current Insurance Arrangements shall have exhausted the limits of liability, if any, under such Current Insurance Arrangements, payment of any future claims which are not reimbursed under such Current Insurance Arrangements as a result of such exhaustion of the limits of liability shall be the sole responsibility of the Party to which such Loss or Liability is allocated under the terms of this Agreement. EnCana and Subco agree to cooperate with each other in a reasonable manner in asserting any Insured Claim pursuant to this Section 4.2.

4.3	Directors’ and Officers’ Insurance
(a)	Effective as and from the completion of the Arrangement, each of EnCana and Subco shall obtain for the benefit of their respective officers and directors, their own directors’ and officers’ liability insurance at their own cost and expense covering any alleged action or inaction of such directors and officers in relation to their respective organizations following the Reorganization Time. Any return premium under the Current Insurance Arrangements associated with EnCana and Subco each obtaining their own directors’ and officers’ liability coverage as provided above shall be applied to offset the premium associated with extending the time period to provide notice of a claim under the Current Insurance Arrangements as contemplated in Section 4.3 (b) below.

(b)	In addition to the indemnity obligations contemplated in Section 8.3 and 8.4, EnCana shall, for the benefit of the directors and officers of EnCana, Subco and their respective Affiliates, ensure that the period for providing notice for claims under the Current Insurance Arrangements for directors’ and officers’ liability is extended for a period of no less than [Redaction of term limit] years following completion of the Arrangement, and the extended directors’ and officers’ liability policy under the Current Insurance Arrangements will be the sole policy covering claims relating to the action or inaction of such directors and officers as directors and officers of EnCana or any Affiliate of EnCana up to and including the completion of the Arrangement or arising out of, relating to or resulting from, directly or indirectly, the Arrangement or the Arrangement Agreement, this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions or the Post-Arrangement Transactions.
4.4	Cooperation

The Parties shall use reasonable commercial efforts to cooperate with each other with respect to various insurance matters contemplated by this Agreement. EnCana shall use reasonable commercial efforts to assist Subco in:
(a)	obtaining separate Insurance Arrangements; and

(b)	enforcing its rights and receiving benefits and privileges under Current Insurance Arrangements relating to Insured Claims arising prior to the completion of the Arrangement or arising after the completion of the Arrangement but relating to the period prior to the completion of the Arrangement.
Any disagreements between the Parties under this Article IV shall be submitted and resolved in accordance with the provisions of Article IX.

ARTICLE V
TAXES
5.1	Elections and Designations
(a)	Subject to the more detailed provisions of Sections 2.3(c) and 2.3(d), each Party covenants and agrees with and in favour of each other Party to file its Canadian tax returns and make all other Canadian filings, notifications, designations and elections, including elections pursuant to Section 85 of the Tax Act, pursuant to the Tax Act and to make adjustments to its stated capital accounts for the purposes of the CBCA in accordance with the terms of the Tax Rulings and the Plan of Arrangement following the Effective Date. Subject to the more detailed provisions of Sections 2.3(c) and 2.3(d), where an “agreed amount” is to be included in any such election, such amount will be within the range contemplated by the Tax Act (or applicable provincial or foreign tax legislation) and will be the amount contemplated by the Tax Rulings, the Plan of Arrangement and the Arrangement Agreement, as applicable.

(b)	To the extent that any Party (in this Section, the “First Party”) receives a notice of assessment in respect of Tax levied pursuant to Part III.1 of the Tax Act for an “excessive eligible dividend designation” (within the meaning of the Tax Act) in respect of any dividend that is paid or deemed to be paid pursuant to the Arrangement, then any other Party who received or was entitled to receive all or any portion of such dividend or deemed dividend hereby agrees and consents to the making of an election by the First Party pursuant to Section 185.1(2) of the Tax Act to treat such excessive eligible dividend designation as a taxable dividend (other than an eligible dividend), and the Parties agree to cooperate and to take all actions necessary or desirable to support the making of such election.

(c)	Each Party covenants and agrees with and in favour of each other Party to cooperate in the preparation and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act, of all tax returns, filings, notifications, designations and elections under the Tax Act as contemplated in the Rulings Application, Tax Rulings, the Plan of Arrangement and the Arrangement Agreement (and any similar tax returns, elections, notifications or designations that may be required under applicable provincial or foreign legislation).
5.2	Preparation and Filing of Tax Returns

EnCana shall have sole and exclusive responsibility for the preparation and filing of all Tax returns for itself and for each Affiliate that is its Affiliate immediately after the Effective Date, and that are required to be filed by Applicable Law for any and all taxation periods. Subco shall have sole and exclusive responsibility for the preparation and filing of all Tax returns for itself, each predecessor and each Affiliate, who is an Affiliate thereof immediately after the Effective Date and that are required to be filed by Applicable Law for any and all taxation periods.

5.3	Manner of Tax Return Preparation

Each Party covenants and agrees to file its tax returns and elections pursuant to Section 85 of the Tax Act, pursuant to the Tax Act, any other elections or designations under any other Applicable Law and to take all other actions, in a manner consistent with this Agreement, the Arrangement Agreement and the Tax Rulings.

5.4	EnCana’s Liability for Taxes and Entitlement to Benefits

Except as provided for herein, EnCana shall be liable for: (i) all Corporate Taxes assessed, imposed or levied on EnCana or any of its Affiliates which will be Affiliates of EnCana after the Effective Time and shall be entitled to receive and retain the economic benefit of all refunds, credits, deductions or offsets of Corporate Taxes and Tax Assets relating thereto, in each case for any and all periods, but excluding Corporate Taxes assessed after the Reorganization Time on EnCana or any of its Affiliates arising as a result of the Apple Transaction

[Redaction of reference to certain exclusions]; and (ii) all Other Taxes and shall be entitled to receive and retain the economic benefit of all refunds, credits, deductions or offsets of Other Taxes and Tax Assets relating thereto, relating to the EnCana Businesses or the EnCana Assets for any and all periods. EnCana shall also be liable for all Transfer Taxes and all costs and fees incurred in connection with applying for and obtaining the Tax Rulings and for greater clarity the payment of all Corporate Taxes associated with the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions.

5.5	Subco’s Liability for Taxes and Entitlement to Benefits

Except as provided for herein, Subco shall be liable for: (i) all Corporate Taxes assessed, imposed or levied on Subco or any of its Affiliates which will be Affiliates of Subco immediately after the Effective Date and shall be entitled to receive and retain the economic benefit of any refunds, credits, deductions, offsets of Corporate Taxes and Tax Assets relating thereto, in each case for any and all periods; (ii) all Other Taxes relating to the Separated Businesses or the Cenovus Assets and shall be entitled to receive and retain the economic benefit of any refunds, credits, deductions, offsets of Taxes and Tax Assets relating thereto, in each case for any and all periods; and (iii) all Corporate Taxes assessed after the Reorganization Time on EnCana or any of its Affiliates arising as a result of the Apple Transaction
[Redaction of reference to certain exclusions].

5.6	Continuing Covenants

Each of EnCana (for itself, its predecessors, its successors and each of its Affiliates) and Subco (for itself, its predecessors, its successors and each of its Affiliates) agrees (i) not to take any action reasonably expected to result in an increased Tax Liability to the other or a reduction in a Tax Asset of the other and (ii) to take any action reasonably requested by the other that would reasonably be expected to result in a Tax Benefit or to avoid a

Tax Detriment to the other, provided, in each case, that the taking of, or refraining to take, such action does not result in an additional cost not fully compensated for by the other Party or any other adverse affect to such Party.

5.7	Cooperation

EnCana and Subco shall each cooperate fully (and each shall cause its respective Affiliates to cooperate fully) with all reasonable requests from the other Party for information and materials not otherwise available to the requesting Party in connection with the preparation and filing of Tax returns, claims for refunds and audits concerning issues or other matters covered by this Agreement or in connection with the determination of a liability under this Agreement for Taxes or a right under this Agreement to a refund of Taxes. Such cooperation shall include the:
(a)	retention, subject to the provisions of Article VI, until the expiration of the applicable statute of limitations, and the provision, upon request, of copies of all tax returns, books, records, documentation and other information, including schedules, related working papers and documents; and

(b)	execution of any document that may be necessary or reasonably helpful in connection with any tax proceeding, the filing of any tax return or any refund claim by a Party or an Affiliate thereof.
If any Indemnified Party receives an assessment or reassessment (an “Assessment”) from any Governmental Authority in respect of any tax return or tax matter for which such Indemnified Party may seek indemnification hereunder, such Indemnified Party shall (and cause its Affiliates to) deliver to the Indemnifying Party a copy of the Assessment within 15 Business Days of receiving the Assessment. The Parties agree to cooperate in responding to or in contesting any Assessment.

5.8	Transfer Taxes

The Parties shall cooperate with each other in good faith and shall use reasonable commercial efforts to mitigate all federal, provincial, state and local sales, goods and services and transfer Taxes arising in connection with the Separation, the Reorganization and Plan of Arrangement (collectively “Transfer Taxes”), including, if applicable, executing any and all elections, including, if applicable, an election under section 156 or Section 167(1) of the Excise Tax Act (Canada), in the prescribed form within the prescribed time.
ARTICLE VI
ACCESS TO INFORMATION AND CONFIDENTIALITY
6.1	Corporate Minute Books and Corporate Seals

The Parties acknowledge and agree that each corporate minute book and corporate seal are and shall remain the property of the corporation to which they relate and that, on or as promptly as practicable following the Reorganization Time, EnCana shall, and shall cause its Affiliates to, deliver to Subco each corporate minute book and corporate seal in their possession that relates to Subco and its Affiliates.
6.2
(a)

(b)

(c)

(d)

(e)

[Redaction of provisions related to certain information and confidentiality in respect thereof]

6.3	Access to Records
(a)	Subject to the provisions of Sections 6.3(e) and Section 6.5(b)(ii) regarding Privileged Information, from and after the Reorganization Time, EnCana shall, and shall cause its Affiliates to, afford to Subco and its Affiliates and their respective Representatives (at Subco’s or its Affiliate’s sole cost and expense) reasonable access, during normal business hours and upon reasonable advance notice, to the relevant portions of EnCana’s Records (including active agreements, active litigation files and governmental filings) that contain Cenovus Information or Shared Information, and to make copies of such records.

(b)	Subject to the provisions of Sections 6.3(e) and Section 6.5(b)(ii) regarding Privileged Information, from and after the Reorganization Time, Cenovus and Subco shall, and shall cause their respective Affiliates to, afford to EnCana and its Affiliates and their respective Representatives (at EnCana’s or its Affiliate’s sole cost and expense) reasonable access, during normal business hours and upon reasonable advance notice, to the relevant portions of Cenovus Records (including active agreements, active litigation files and governmental filings) that contain EnCana Information or Shared Information, and to make copies of such records.

(c)	With respect to Records kept in off-site storage as at the Reorganization Time that are maintained and managed by EnCana or its Affiliates, EnCana shall, and shall cause its Affiliates to, use reasonable commercial efforts to continue to maintain and manage, at its sole cost and expense, all such Records in accordance with, and for the periods specified in, EnCana’s Records Retention Policy and the provisions of Section 6.4.

(d)	With respect to Records kept in off-site storage as at the Reorganization Time that are maintained or managed by a third party on behalf of EnCana and/or its Affiliates (“Third Party Stored Records”), EnCana shall, and shall cause its Affiliates to, use reasonable commercial efforts to continue to have such Third Party Stored Records maintained or managed, at its sole cost and expense, in accordance with, and for the periods specified in, EnCana’s Records Retention Policy and the provisions of Section 6.4.

(e)	Subject to the provisions of Sections 6.5(a) and 6.5(b)(ii) EnCana and Subco and their respective Affiliates shall have the right to access Third Party Stored Records to the extent relating to the EnCana Interests or the Cenovus Interests, respectively, in accordance with this Section 6.3(e) and to make written request to access such Third Party Stored Records directly to such third party, so long as:
(i)	the Party making any such request shall concurrently provide a copy of such written request to each of the other Parties;

(ii)	each of the other Parties shall have the right to object to the written request if such other Party determines in good faith that the written request is contrary to the provisions of this Section 0; provided that, such objecting Party provides written notice to the requesting Party of such objection within 3 Business Days of receipt of the written request, together with reasonable details of the reasons for such objection;

(iii)	the requesting Party may only accept delivery of and review any such Third Party Stored Records if: (i) such requesting Party has not received a written objection from another Party within 3 Business Days of delivery of the written request to such other Party; or (ii) if such requesting Party receives a written objection from another Party within 3 Business Days of delivery of the written request to such other Party, when the requesting Party and the objecting Party resolve the disagreement with respect to such request and objection; and

(iv)	if Subco and EnCana are unable to resolve any disagreement with respect to any such requests and objections within 2 Business Days of receipt of any objection, then the provisions of Article IX shall apply with respect to such disagreement.

6.4	Retention of Records
(a)	Except as otherwise agreed in writing or as may be required by Applicable Laws or by the terms of the agreement or arrangement with the third party who provided or has the ability to control such Records, and subject to the provisions of Section 6.2, each of EnCana, Subco and their respective Affiliates shall use reasonable commercial efforts to preserve and keep (at such Party’s sole cost and expense) all Records in such Party’s possession or under its control or maintained by such Party (other than Records contained in its IT System to which the provisions of Section 6.2 apply) relating exclusively or primarily to the business, Assets or Liabilities of the other Party in accordance with its respective records retention policy (or in the absence of which, until the tenth anniversary of the Reorganization Time) and shall not destroy any such Records during such period without first using reasonable commercial efforts to notify the other Party of the proposed destruction and giving the other Party a reasonable opportunity to take possession of such Records prior to such destruction.
6.5

(a)

(b)

(A)

(B)

(C)

(D)

[Redaction of provisions related to certain information and confidentiality in respect thereof]

6.6	Access to Employees

Subject to Section 6.5, after the Reorganization Time, each of Subco and EnCana shall, and shall cause their respective Affiliates to, use reasonable commercial efforts to make available to the other Party during normal business hours, upon the prior written request of the other, such company’s officers and employees to the extent that any such Person may reasonably be required in connection with any Cenovus Litigation, EnCana Litigation or Joint Litigation or other proceedings in which the requesting Party may from time to time be involved and relating to the business, Assets or Liabilities of either Party, or relating to or in connection with the operation of the Separated Business prior to the Reorganization Time or the relationship between the Parties on or prior to the Reorganization Time. Any Post-Closing Cooperation Costs incurred in making such officers and employees available shall be paid by the Party requesting the availability of such Persons. The Party making available its officers and employees to another Party shall not be responsible for any Losses suffered by such other Party as a result of such access.

6.7	Confidentiality
Cenovus Information
(a)	EnCana hereby acknowledges and agrees that Cenovus and Subco have a proprietary interest in the Cenovus Information and that the same is of value to Cenovus, Subco and their Affiliates and that use or disclosure of the Cenovus Information contrary to the terms of this Agreement would cause irreparable harm to Cenovus, Subco and their Affiliates.

(b)	EnCana hereby covenants and agrees with Cenovus and Subco that EnCana will not and EnCana shall cause its Affiliates to not divulge, communicate, use for itself or for the benefit of any other Person, or otherwise misuse, contrary to the terms of this Agreement, any Cenovus Information without the prior written consent of Cenovus.

(c)	EnCana hereby covenants and agrees with Cenovus and Subco that EnCana will and EnCana shall cause its Affiliates to treat all Cenovus Information with the same degree of care as EnCana accords to its own confidential information.
EnCana Information
(d)	Cenovus and Subco hereby acknowledge and agree that EnCana has a proprietary interest in the EnCana Information and that the same is of value to EnCana and its Affiliates and that use or disclosure of the EnCana Information contrary to the terms of this Agreement would cause irreparable harm to EnCana and its Affiliates.

(e)	Cenovus and Subco hereby covenant and agree with EnCana that Cenovus and Subco will not and they shall cause their Affiliates to not divulge, communicate, use for itself or for the benefit of any other Person, or otherwise misuse, contrary to the terms of this Agreement, any EnCana Information without the prior written consent of EnCana.

(f)	Cenovus and Subco hereby covenant and agree with EnCana that Cenovus and Subco will and Cenovus and Subco shall cause its Affiliates to treat all EnCana Information with the same degree of care as Cenovus accords to its own confidential information.
Shared Information
(g)	The Parties hereby covenant and agree to and to cause their Affiliates to only use the Shared Information in the normal course of their respective businesses for their own internal purposes and to not divulge or communicate to any other Person any Shared Information (except that the Parties will be permitted to disclose such information, to the extent necessary, in connection with their normal business activities, on a confidential basis, to their customers, partners, agents, contractors and consultants), without the prior written consent of the other Party.

(h)	Notwithstanding the foregoing, where an obligation is owed to a third party in respect of such Shared Information, the Parties hereby covenant and agree to use such information only in a manner consistent with such obligations.

(i)	Subject to the limitations set out herein (including, in respect of Privileged Information) each Party may use the Historical Land Records to the extent reasonably necessary for the carrying out of the purposes of this Agreement and the Arrangement and of identifying the Cenovus Interests and further documenting of the transfer of the Cenovus Assets and the Cenovus Liabilities to Subco in accordance with this Agreement.
Information without Restriction
(j)	The Parties acknowledge that they each have the non-exclusive right to use Industry Know-How and that each of them may use, divulge, communicate and in any other way exploit Industry Know-How in an unrestricted manner and without obligation of confidence. No Party shall restrict or attempt to restrict the other Parties with respect to their past, present or future exploitation, use or other dealing of Industry Know-How.

(k)	In addition, the Parties acknowledge that this Agreement shall not operate to restrict, in any way, any of the Parties from using, divulging, communicating or in any other way exploiting any information other than the Restricted Information or Shared Information known or which becomes known to them, provided however that the Parties acknowledge that they may be party to other agreements or subject to other obligations in respect of such information, which agreements or obligations shall not be effected in any way by this Agreement.
6.8	Restricted Information Practices
(a)	In addition to the foregoing, the Parties acknowledge and agree that each or any of them may disclose any Restricted Information: (i) as required by Applicable Law (provided that they shall have first complied with Sections 6.5 and 6.12); (ii) to its directors, officers, employees, lawyers, accountants or other advisors, who are under obligations in respect of limited use, limited disclosure and confidentiality no less stringent than set forth herein, on a “need-to-know” basis; (iii) in connection with disputes or litigation between the Parties that relates to such Restricted Information, and each Party shall endeavor to limit disclosure for that purpose; or (iv) in connection with the exercise of any rights granted hereunder.

(b)	The foregoing obligations shall apply to the Parties hereto and their respective Affiliates, directors, officers, employees, lawyers, accountants and other advisors and any other Person to whom the Parties or any of them have delivered copies of, or permitted access to, such Restricted Information and each disclosing Party shall advise each of the foregoing persons of the obligations set forth in this Agreement and shall enforce and be responsible for the non-compliance of such Persons with such obligations.
6.9	Cooperation with Respect to Government Reports and Filings

Except as otherwise agreed in writing or as may be required by Applicable Laws or by the terms of the agreement or arrangement with the third party who provided or has the ability to control such Records and subject to the provisions of this Article VI above), after the Effective Date, EnCana, Cenovus and Subco shall use reasonable commercial efforts to provide the other or their respective Affiliates, with such cooperation (including, for greater certainty, access to Records in the manner setout in this Article VI) as may be reasonably requested by the other in connection with the preparation or filing of any report or filing required by any Governmental Authority or industry association (including the Canadian Association of Petroleum Producers) contemplated by this Agreement or relating to or in connection with the operation of the Separated Businesses prior to the Reorganization Time or the relationship between the Parties on or prior to the Effective Date, including Tax returns, financial statements, continuous disclosure filings and any reports or filings relating to environmental matters, greenhouse gas emissions, benzene emissions, air pollutants or hazardous substances. Such cooperation shall include promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Governmental Authority which relate to the other Party and its Affiliates. Each Party shall use reasonable commercial efforts to make its employees and facilities available during normal business hours and on reasonable prior notice to provide an explanation of any documents or Records provided hereunder. The Party providing cooperation, or making its employees available, to another Party shall not be responsible for any Losses suffered by such other Party as a result of such cooperation or access.

6.10	Limitations on Providing Access to Records
(a)	Any Records in the possession of EnCana or its Affiliates, on the one hand, or Cenovus, Subco and their respective Affiliates, on the other hand, that the other Party is provided access to pursuant to this Agreement or the Arrangement Agreement, shall be deemed to be and remain the Records and property of the providing Party and its licensors. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of ownership, license or otherwise in any such Records, or the information contained or disclosed therein.

(b)	A Party providing access to Records hereunder shall be entitled to be reimbursed by the requesting Party for all Post-Closing Cooperation Costs incurred in connection with creating, gathering and copying such Records.

(c)	The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in any applicable Contracts with third parties, as well as any restrictions and obligations imposed by Applicable Law.
6.11	Privacy
(a)	Upon request by Subco, EnCana agrees to advise Cenovus and Subco, to the extent reasonably recorded in its Records of: (i) all purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates; (ii) all additional purposes where EnCana has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such use or disclosure; and (iii) all instances where a relevant consent to the collection, use or disclosure of Transferred Information previously obtained has been withdrawn or varied.

(b)	Cenovus and Subco covenant and agree to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including determining to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from, or in respect of, the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) EnCana, Cenovus and/or Subco has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual; (iii) where required by Applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Cenovus and/or Subco; (iv) return or destroy the Transferred Information, at the option of EnCana, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Cenovus and/or Subco requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until EnCana has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Law.
6.12	Protective Arrangements

In the event that one or more of Cenovus, Subco, EnCana or their respective Affiliates is legally required pursuant to a valid subpoena or other applicable order in a judicial,

administrative or governmental proceeding to disclose or provide Restricted Information, such Party shall, unless otherwise required by Applicable Laws, notify the other Party prior to disclosing or providing such Restricted Information in order to enable the other Party to seek an appropriate protective order or other remedy, or to take steps to resist or narrow the scope of such request or legal process, and the Party that received such request shall cooperate, at the expense of the requesting Party, in seeking any reasonable protective arrangements requested by such requesting Party. If a protective order or other remedy is not obtained and disclosure of such Restricted Information is required, the Party that received such request may so disclose only that portion of such Restricted Information that such Party has been advised by counsel is legally required. In any such event the disclosing Party will use reasonable commercial efforts to ensure that all such Restricted Information that is so disclosed will be afforded confidential treatment.

6.13	Business Decisions

Notwithstanding the nature of this Agreement, each of the Parties agrees that: (i) the Parties shall not discuss or exchange any information relating to prices, production, capacity, distribution, territories, customers or business and financial plans with one another that is not specifically required to be communicated to complete the arrangements contemplated by this Agreement, (ii) all business decisions that may have an impact on competition shall be determined independently by each Party, (iii) the Parties shall not enter into any decision or agreement in respect of business decisions that may have an impact on competition; and (iv) each Party shall use all reasonable commercial efforts to limit access by such Party and its employees, agents and advisors to the Confidential Information of the other Party.

6.14	Limited Liability

Neither EnCana nor Subco and their respective Affiliates shall be liable to the other(s) for any monetary damages resulting from any breach of Sections 6.3(c), 6.3(d), 6.4 or 6.11; provided however, that the foregoing limitations shall not apply in the event of gross negligence or intentional, willful breach by a Party of any of its obligations under any of the foregoing sections. Neither EnCana nor Subco and their respective Affiliates shall be liable to the other(s) for any failure to destroy documents in its possession or under its control as may be required by such Party’s internal records retention policy, guidelines or practices or otherwise, whether such failure is intentional or otherwise.
ARTICLE VII
TERMINATION AND MUTUAL RELEASE
7.1	Termination of Agreements
(a)	Subject to Section 7.1(b) below, EnCana and Subco agree that all agreements, arrangements, commitments and understandings, whether or not in writing, between EnCana or any of its Affiliates, on the one hand, and Subco or any of its Affiliates on the other hand, shall terminate without further action being required by any party thereto, with effect as of the Reorganization Time. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive such termination) will be of any further force or effect as of and from the Reorganization Time. EnCana and Subco and their respective Affiliates shall sign all such documents and perform all such other acts, as may be necessary or desirable to implement or confirm such terminations.

(b)	The provisions of Section 7.1(a) above shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement and the Arrangement Agreement (and each other agreement or instrument expressly contemplated by this Agreement or the Arrangement Agreement to be entered into by any Party hereto); (ii) any agreement, arrangement, commitment or understanding listed or described or set forth on Schedule D (Part 1); (iii) any agreement, arrangement, commitment or understanding to which any third party is a party; (iv) any agreements, arrangements, commitments or understandings that this Agreement or the Arrangement Agreement contemplates will be in force and effect beyond the Reorganization Time; (v) any other agreements EnCana and Subco or their respective Affiliates agree should not be terminated pursuant to Section 7.1(a); and (vi) any other agreements EnCana and Subco or their respective Affiliates enter into after the Reorganization Time or which have effect from and after the Reorganization Time.
7.2	Mutual Release
(a)	From and after the Reorganization Time and except as specifically set forth in this Agreement or the Arrangement Agreement, each of Subco, on the one hand, and EnCana, on the other hand (on its own behalf and on behalf of its respective Affiliates, successors and permitted assigns), releases and forever discharges the other Party and its respective Affiliates and Representatives (collectively, the “Released Parties”) of and from all Liabilities (including claims for indirect, consequential, exemplary and punitive damages), both in law and in equity, which the releasing Party has or ever had, which arise out of or relate to, in whole or in part, both:
(i)	the business, Assets, Liabilities and operations of the other Party and its Affiliates and Representatives; and

(ii)	events, circumstances or actions, whether known or unknown, occurring or failing to occur, or any conditions existing, on or prior to the Reorganization Time.

(b)	Notwithstanding Section 7.2(a), the general release contained in Section 7.2(a) shall not apply to:

(i)	any Party’s rights to enforce this Agreement or the Arrangement Agreement or any of the instruments delivered pursuant to this Agreement or the Arrangement Agreement;

(ii)	any Liability the release of which would result in the release of any Person other than a Released Party (provided that the Parties agree not to bring suit or permit any of their Affiliates to bring suit against any Released Party with respect to any Liability to the extent such Released Party would be released with respect to such Liability by this Section 7.2 but for this clause (ii);

(iii)	any Liability that the Parties may have with respect to indemnification, contribution or reimbursement pursuant to this Agreement or the Arrangement Agreement;

(iv)	any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of Article VIII and, if applicable, the appropriate provisions of the Arrangement Agreement;

(v)	the Executory Contracts;

(vi)	the Subco Note and Subco Note #2; or

(vii)	the Cenovus Liabilities which Subco has agreed to assume pursuant to Section 2.3(b)(iii) or the EnCana Liabilities.
(c)	The Parties hereto acknowledge that the foregoing general release shall not apply to any Liabilities assigned by the Parties to third parties prior to the Reorganization Time. Nothing in this Agreement shall impair any of the rights of any directors or officers of EnCana or Subco, or any of their respective Affiliates, to seek indemnification under any certificate of incorporation or by-laws of EnCana or any of its predecessors or Affiliates, or under any indemnification agreements, arising out of or relating to actions or inactions of such directors or officers prior to the Reorganization Time.
7.3	Waiver of Conflict

The Parties acknowledge that each of Subco and its Affiliates, on the one hand, and EnCana or any Affiliate of EnCana, on the other hand, are both currently represented by legal counsel retained by EnCana in connection with the preparation and finalization of this Agreement. Each of Subco (on behalf of itself and its Affiliates), on the one hand, and EnCana (on behalf of itself and its Affiliates), on the other hand, waives any conflict with respect to such common representation that may arise before, at or after the date of this Agreement.

ARTICLE VIII
INDEMNIFICATION
8.1	Indemnification of EnCana

Subject to the terms and conditions set forth in this Agreement and except to the extent prohibited by Applicable Laws, from and after the Reorganization Time, Cenovus and Subco shall indemnify, defend and hold harmless EnCana, its Affiliates and Representatives and their respective successors, permitted assigns, legal representatives and heirs (collectively, the “EnCana Indemnified Parties”) from, against and in respect of any and all Indemnifiable Losses of the EnCana Indemnified Parties arising out of, relating to or resulting from, directly or indirectly:
(a)	Cenovus Liabilities;

(b)	Cenovus, Subco, or any Affiliate thereof, the Cenovus Interests or the Separated Businesses, other than Taxes (which are dealt with in Sections 8.1(e) and 8.1(f)), whether relating to the period, or arising, prior to or after the Reorganization Time;

(c)	Cenovus’ or Subco’s failure to perform its obligations under this Agreement;

(d)	breach by Cenovus or Subco of any of its covenants under Section 4.04 of the Arrangement Agreement, whether such breach occurred before, at or after the Reorganization Time;

(e)	Other Taxes relating to the Separated Businesses or the Cenovus Assets, for any and all periods whether arising prior to, on or after the Reorganization Time (other than Transfer Taxes which are the subject of an indemnity in Section 8.2(g));

(f)	Corporate Taxes assessed on Cenovus, Subco or any of its Affiliates which will be Affiliates of Cenovus or Subco after the Effective Time, for any and all periods whether arising prior to, on or after the Reorganization Time (other than Transfer Taxes which are the subject of an indemnity in Section 8.2(g) and Corporate Taxes resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions which are the subject of an indemnity in Section 8.2(f));

(g)	Corporate Taxes assessed after the Reorganization Time on EnCana or any of its Affiliates arising as a result of the Apple Transaction [Redaction of reference to certain exclusions];

(h)	the Cenovus Litigation;

(i)	subject to Section 10.3, the Cenovus Percentage of Liabilities relating to, arising out of or resulting from the Reorganization, the Separation, the Arrangement or the Plan of Arrangement (other than: (i) Transfer Taxes which are the subject of an indemnity in Section 8.2(g); (ii) all costs and fees incurred in connection with applying for and obtaining the Tax Rulings which are the subject of an indemnity in Section 8.2(h); and (iii) all Corporate Taxes resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions which are the subject of an indemnity contained in Section 8.2(f));

(j)	any and all Liabilities to the extent relating to, arising out of or resulting from any terminated, discontinued or divested entity, business, Asset or operation formerly (and to the extent) owned or managed by or associated with the Separated Businesses or the Cenovus Assets; and

(k)	the Disclosure Documents to the extent such Liabilities relate to, arise out of or result from matters related to the Separated Businesses or the Cenovus Interests.
8.2	Indemnification of Cenovus and Subco

Subject to the terms and conditions set forth in this Agreement and except to the extent prohibited by Applicable Laws, from and after the Reorganization Time, EnCana shall indemnify, defend and hold harmless Cenovus, Subco and the Affiliates and Representatives thereof and their respective successors, permitted assigns, legal representatives and heirs (collectively, the “Cenovus Indemnified Parties”) from, against and in respect of any and all Indemnifiable Losses of the Cenovus Indemnified Parties arising out of, relating to or resulting from, directly or indirectly:
(a)	EnCana Liabilities;

(b)	EnCana, or any Affiliate thereof, the EnCana Interests or the EnCana Businesses, other than Taxes (which are dealt with in Sections 8.2(e), (f) and (g)), whether relating to the period, or arising, prior to or after the Reorganization Time;

(c)	EnCana’s failure to perform its obligations under this Agreement;

(d)	breach by EnCana of any of its covenants under Section 4.04 of the Arrangement Agreement, whether such breach occurred before, at or after the Reorganization Time;

(e)	Other Taxes relating to the EnCana Businesses or the EnCana Assets, for any and all periods, whether arising prior to, on or after the Reorganization Time;

(f)	Corporate Taxes assessed on EnCana or any of its Affiliates that will be Affiliates of EnCana after the Effective Time, for any and all periods, whether arising prior to, on or after the Reorganization Time, including for greater clarity all Corporate Taxes resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions, but excluding any Corporate Taxes assessed after the Reorganization Time on EnCana or any of its Affiliates arising as a result of the

Apple Transaction

[Redaction of reference to certain exclusions];

(g)	Transfer Taxes;

(h)	all costs and fees incurred in connection with applying for and obtaining the Tax Rulings;

(i)	the EnCana Litigation;

(j)	subject to Section 10.3, the EnCana Percentage of Liabilities relating to, arising out of or resulting from the Reorganization, the Separation, the Arrangement or the Plan of Arrangement (other than: (i) Transfer Taxes which are the subject of an indemnity in Section 8.2(g); (ii) all costs and fees incurred in connection with applying for and obtaining the Tax Rulings which are the subject of an indemnity in Section 8.2(h); and (iii) all Corporate Taxes including those resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions which are the subject of an indemnity contained in Section 8.2(f));

(k)	any and all Liabilities to the extent relating to, arising out of or resulting from any terminated, discontinued or divested entity, business, Asset or operation formerly (and to the extent) owned or managed by, or associated with the EnCana Businesses or the EnCana Assets; and

(l)	the Disclosure Documents to the extent such Liabilities relate to, arise out of or result from matters related to the EnCana Businesses or the EnCana Interests.
8.3	Agreement to Indemnify Officers, Directors & Others

Subject to Applicable Law and Section 8.5, following the Reorganization Time, EnCana shall indemnify, defend and hold harmless each of the EnCana Indemnified Parties and Cenovus Indemnified Parties from, against and in respect of any and all Indemnifiable Losses that relate to actions or inactions of such Persons in their capacities as officers directors, employees, agents or advisors of any of the Parties or their Affiliates occurring up to and including the Reorganization Time or arising out of, relating to or resulting from, directly or indirectly, the Arrangement or the Arrangement Agreement, this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions or the Post-Arrangement Transactions.

8.4	Continuing Indemnification Obligations

Following the Reorganization Time, the obligations of EnCana to indemnify any director or officer of Subco and its Affiliates under any certificate of incorporation or by-laws of EnCana or any of its predecessors or Affiliates, or under any indemnification agreements, arising out of or relating to actions or inactions of such directors and officers up to and including the Reorganization Time, shall survive the Reorganization Time and shall continue in force and effect thereafter in accordance with their terms and EnCana hereby covenants and agrees, and agrees to cause its Affiliates, not to amend or repeal the indemnification provisions under any certificate of incorporation or by-laws of EnCana or any of its predecessors or Affiliates in a manner which could negatively impact the performance or enforcement of such obligations.

8.5	Indemnification Agreements

EnCana shall enter into indemnification agreements with each of the persons who are directors and officers of Cenovus or Subco effective as at the Effective Date, providing for indemnification of such directors and officers in accordance with the provisions of Section 8.3.

8.6	Backstop Indemnity

If and to the extent that EnCana indemnifies, defends and holds harmless all or any directors or officers in accordance with Sections 8.3, 8.4 or 8.5, and the Indemnifiable Losses for which EnCana has indemnified, defended and held harmless such Persons fall within the Indemnifiable Losses covered under Section 8.1 above, then Subco shall indemnify and hold harmless EnCana from any and all payments made by EnCana with respect thereto.

8.7	Other Liabilities

Subject to the provisions of Section 7.2, 8.1 and 8.2, this Article VIII shall not be applicable to any Indemnifiable Losses relating to, arising out of or due to any breach of the provisions of any other Contract (other than this Agreement) between or among EnCana or any of the EnCana Affiliates, on the one hand, and Subco and any of the Subco Affiliates, on the other hand, which, subject to the provisions of Article VIII herein, shall be governed by the terms of such other Contract.
8.8

(a)

(b)

(c)

(d)

[Redaction of provisions relating to third party claims]

8.9

[Redaction of provisions relating to direct claims]

8.10	Failure to Give Timely Notice

The failure to give timely notice under this Article VIII will not affect the rights or obligations of any Party except to the extent (and only to the extent) that, as a result of such failure, the Party that was entitled to receive such notice suffered serious damage or was otherwise materially adversely prejudiced in the defence of such claim.

8.11	Reductions and Subrogation

If at any time subsequent to the making of any Indemnity Payment, the amount of the Indemnified Loss is reduced (other than any reduction in the amount of the Indemnified Loss that arises as a consequence of the realization of any Tax Benefit by the Indemnified Party or any of its Affiliates) pursuant to any insurance coverage or pursuant to any claim, recovery, settlement or payment by or against any other Person (a “Recovery”), such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Party shall promptly repay to the Indemnifying Party the amount of the excess (the “Excess”) (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) together with interest: (i) from the date of payment of the Indemnity Payment in respect of which the repayment is being made to but excluding the earlier of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery; and (ii) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate plus 1%. Notwithstanding the foregoing provisions of this Section, no payment of any Excess is required to be made under this Section 8.11 to the extent the Indemnified Party is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifying Party will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such third party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party.

8.12	Tax Effect
(a)	If any Indemnity Payment received or accrued by an Indemnified Party would constitute income for tax purposes to such Indemnified Party, the Indemnifying

Party will pay a Tax Gross-Up to the Indemnified Party at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. Notwithstanding the foregoing provisions of this Section 8.12, if an Indemnity Payment would otherwise be included in the Indemnified Party’s income, the Indemnified Party covenants and agrees to make all such elections, filings, notifications or designations and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

(b)	The provisions of Section 8.11 shall not apply to any adjustment pursuant to the provisions of this Section 8.12.

(c)	The amount of any Loss for which indemnification is provided will be adjusted to take into account any Tax Benefit realized by the Indemnified Party or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. Each Party will, when requested in writing by another Party, use reasonable commercial efforts in cooperating with all other applicable Parties to determine the applicability, if any, of this Section 8.12(c) to any claim. If such determination is not mutually agreed among the applicable Parties within 60 days of such written request, then the disagreement shall be submitted to an accounting firm of recognized national standing in Canada, which is independent of the Parties (the “Independent Accountant”). If the applicable Parties are unable to agree on the Independent Accountant within 10 days of the end of such 60 day period, any Party may apply under the Arbitration Act (Alberta) to have a court appoint such accounting firm. The Independent Accountant shall, as promptly as reasonable (but in any event within 45 days following its appointment), make a determination of the applicability of this Section 8.12(c) to such claim on the basis contemplated herein, based on written submissions submitted by the applicable Parties to the Independent Accountant. The decision of the Independent Accountant as to the applicability of this Section 8.12(c) to such claim shall be final and binding upon the Parties and will not be subject to appeal absent manifest error. The fees and expenses of the Independent Accountant with respect to the resolution of the dispute shall be paid by the applicable Parties in such proportions as are determined by the Independent Accountant. The Independent Accountant will be deemed to be acting as an expert and not an arbitrator (unless appointed by a court under the Arbitration Act (Alberta) in which case the Independent Accountant will be deemed to be acting as an arbitrator).
8.13	Payment and Interest

Except as specified herein, all Losses (other than Taxes) will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate plus 1% from and including the date the Indemnified Party disbursed funds or suffered or incurred a Loss to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party, with interest on overdue interest at the same rate. All Losses that are Taxes will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate plus

1% from and including the date the Indemnified Party paid such Taxes to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party of the Indemnity Payment in respect of such Taxes, with interest on overdue interest at the same rate.

8.14	Judgment Currency
(a)	If, for the purpose of obtaining or enforcing judgment against the Indemnifying Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange specified by the Bank of Canada as its noon rate prevailing on the Business Day immediately preceding:
(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Alberta or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction where the court of such jurisdiction does not give effect to such conversion being made on the payment date,
(the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 8.14(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifying Party must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.
8.15	Exclusive Remedy

Except for remedies for injunctive or equitable relief, claims for fraud, intentional misrepresentation or willful misconduct or as otherwise expressly provided in this Agreement, the indemnification rights set forth in this Article VIII shall be the sole and exclusive remedy for any claim arising out of this Agreement.

8.16	Mitigation

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant, obligation or agreement of the Indemnifying Party hereunder. If any such Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate and reasonable steps to enforce such recovery, settlement or payment. Notwithstanding the foregoing, no Indemnified Party shall have any obligation to mitigate any Loss prior to or in connection with any application of remedies for injunctive or equitable relief.

8.17

[Redaction of provisions relating to certain claims]
ARTICLE IX
DISPUTE RESOLUTION
9.1

[Redaction of certain provisions related to the establishment of transition teams]

9.2

[Redaction of certain provisions related to the meetings of transition teams]

9.3	Dispute Resolution Procedures

If a controversy, claim or dispute of whatever nature arising out of or relating to this Agreement or the breach, termination, enforceability or validity thereof which has not been resolved in the normal course of business arises between the Parties (a “Dispute”), the Parties agree to use and follow the dispute resolution procedures of this Article IX, except where an injunction, specific performance or other equitable relief is sought, in which case the Parties shall attorn to the non-exclusive jurisdiction of the Courts of the Province of Alberta. At such time as the Dispute is resolved under this Article IX, interest (at a rate per annum equal to the Prime Rate plus 1%) shall be paid to the Party receiving any disputed monies to compensate for the lapsed time between the date such disputed amount originally was paid or should have been paid through the date monies are paid in settlement of the Dispute.

9.4	Claims Procedure

Upon any Dispute arising, written notice thereof shall promptly be provided by each Party to its respective Transition Teams. The Transition Teams shall promptly refer any Dispute not resolved by them in a mutually acceptable manner to the Team Leaders for resolution within 15 Business Days of receipt of notice of Dispute. Upon receipt of any such Dispute, the Team Leaders shall discuss and attempt to resolve the matter within 15 Business Days immediately following their receipt of such referral (such 15 Business Day period being referred to herein as the “Initial Review Period”). Any dispute resolved by the Team Leaders shall be memorialized in a written settlement and release agreement. If by the end of the last day of the Initial Review Period, the Dispute has not been resolved to the satisfaction of both Team Leaders, then the Dispute shall be escalated pursuant to the procedures set forth in Section 9.5 (the “Escalation Procedures”).

9.5	Escalation Procedures

If the Team Leaders are unable to resolve any Dispute in accordance with Section 9.4, the Dispute shall be escalated to the President (or other most senior executive officer) of each of EnCana and Subco (such executive for each party, the “Senior Party Representative”) who shall have authority to settle the Dispute. The Team Leaders shall escalate any Dispute by delivering to the Senior Party Representative of the other Party, within five (5) Business Days following the last day of the Initial Review Period, a written notification (a “Dispute Notice”) identifying the issue, the amount disputed and including a detailed reason for the Dispute. Upon receipt of the Dispute Notices, the Senior Party Representatives shall discuss and attempt to resolve the matter within 15

Business Days immediately following the date of the later received Dispute Notice. If the Senior Party Representatives are able to resolve the Dispute within such 15 Business Days, it will be memorialized in a written settlement and release agreement. If the Senior Party Representative of each Party cannot resolve the Dispute within that time period, the Parties shall resort to arbitration in accordance with Section 9.6 or any other dispute resolution procedure that may be agreed by the Parties. The Parties may vary the duration and form of these Escalation Procedures by mutual written agreement.

9.6

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

(k)

(l)

(m)

(n)

[Redaction of provisions relating to arbitration]

9.7	Costs

Initially the common costs of any arbitration pursuant to Section 9.6, including that associated with the Arbitrator and the facilities used to conduct the arbitration, shall be shared equally between EnCana and Subco and each Party shall be responsible for its own costs and expenses, including, legal fees incurred in connection therewith. However, the Arbitrator shall award costs in accordance with sections 38 and 46 of the Rules, and the presumption shall be that costs shall be awarded in favor of the successful Party and that the failure of a Party to do better than an offer made to it under section 38 of the Rules shall be taken into account in the award of costs made by the Arbitrator.

9.8	Confidentiality

All negotiations, conferences and discussions pursuant to Sections 9.4 and 9.5 shall constitute Confidential Information subject to the applicability of any of the exclusions set forth in Section 9.6(n).

9.9	Without Prejudice

All negotiations, conferences and discussions pursuant to Sections 9.4 and 9.5 shall be treated as compromise and settlement negotiations conducted without prejudice and off the record. Nothing said or disclosed, nor any document produced, in the course of such negotiations, conferences and discussions that is not otherwise independently discoverable, shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration, litigation or any other judicial or administrative proceeding.

9.10

[Redaction of provisions relating to certain disputes]
ARTICLE X
GENERAL PROVISIONS
10.1	Termination

This Agreement may be terminated at any time prior to the Effective Date by and in the sole and absolute discretion of EnCana without the approval of Cenovus, Subco or the EnCana shareholders. In the event of such termination, no Party shall have any liability of any kind to the other Parties or any other Person under this Agreement. After the Effective Date, this Agreement may not be terminated except by an agreement in writing signed by the Parties. The rights and obligations of the Parties, the EnCana Indemnified Parties and the Cenovus Indemnified Parties under Article VIII hereunder shall, subject to the provisions of Section 10.23, survive the termination of this Agreement.

10.2	Further Assurances

In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each Party hereto shall cooperate with the other Parties, and execute and deliver all instruments, including instruments of conveyance, assignment and transfer, and use reasonable commercial efforts to obtain all Consents under any permit, license, agreement, indenture or other instrument, and take all such other actions as such Party may reasonably be requested to take by another Party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transfers of the Cenovus Assets and the assignment and assumption of the Cenovus Liabilities contemplated hereby. Without limiting the foregoing, each Party will, at the reasonable request of any other Party, take such other actions as may be reasonably necessary to vest in such other Party all of its right, title and interest in and to all Assets to be transferred to such other Party pursuant to the terms of this Agreement, if and to the extent it is practicable to do so. Notwithstanding the foregoing or anything in this Agreement to the contrary, no Party shall be required to make any payment, incur or become subject to any Liability, agree to any restriction, surrender any right or Asset or otherwise enter into any agreement, or be required to permit to occur any event, that would be adverse to it in order to obtain any required Consent.

10.3	Transaction Costs and Regulatory Fees
(a)	All Regulatory Fees incurred, whether prior to or after the Effective Date, by the Parties shall be paid by EnCana.

(b)	Except as otherwise agreed by the Parties, EnCana shall be responsible for Transaction Costs incurred and payable prior to the Effective Date.

(c)	Transaction Costs which are incurred and/or are payable after the Effective Date shall be paid by the Party principally benefiting from the expenditure.

(d)	Pursuant to the steps set out in the Plan of Arrangement, EnCana shall cause any required payments to be made to all EnCana Dissenting Shareholders.
10.4	Post-Closing Cooperation Costs

The Parties agree that notwithstanding any other provision of this Agreement, any Post-Closing Cooperation Costs incurred by a Party within 120 days of the Effective Date shall be for such Party’s account and there shall be no obligation of any other Party to reimburse such Party for such Post-Closing Cooperation Costs; provided that any U.S. Affiliate Post-Closing Cooperation Costs shall be reimbursed regardless of when incurred. Any Post-Closing Cooperation Costs which are to be reimbursed shall be invoiced on a monthly basis, each invoice to be accompanied by a reasonably detailed breakdown and description of the Post-Closing Cooperation Costs. Invoices shall be paid within 30 days of receipt. Each party reserves the right to audit the books and records of the others for the purpose of confirming the accuracy of submitted invoices. The Parties agree that their respective obligations to pay Post-Closing Cooperation Costs may be set-off against each other; provided that any U.S. Affiliate Post-Closing Cooperation Costs may not be set-off but rather shall be paid to the Party or Affiliate that incurred the Post-Closing Cooperation Costs.

10.5	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

To EnCana:

1800, 855 – 2nd Street S.W. P.O. Box 2850 Calgary, Alberta T2P 2S5

Attention: General Counsel Fax No.: (403) 645-4617

To Cenovus:

4000, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9

Attention: Corporate Secretary Fax No.: (403) 766-7600

To Subco:

4000, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9

Attention: Corporate Secretary Fax No.: (403) 766-7600

or other such address that a Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and on the next Business Day, if not given during such hours.

10.6	Time of Essence

Time is of the essence of this Agreement.

10.7	Assignment

No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided that, a purchaser of all or substantially all of the assets of a Party shall be entitled to the rights and shall be bound by the obligations of such Party under this Agreement.

10.8	Binding Effect

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, and specific references to “successors” elsewhere in this Agreement will not be construed to be in derogation of the foregoing.

10.9	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

10.10	No Personal Liability
(a)	No director or officer of EnCana or any Affiliate of EnCana shall have any personal liability whatsoever to any other Party on behalf of EnCana or any Affiliate of EnCana under this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post Arrangement Transactions or any other document delivered in connection with any of the foregoing.

(b)	No director or officer of Cenovus shall have any personal liability whatsoever to any other Party on behalf of Cenovus under this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post Arrangement Transactions or any other document delivered in connection with any of the foregoing.

(c)	No director or officer of Subco and its Affiliates shall have any personal liability whatsoever to any other Party on behalf of Subco and its Affiliates under this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post Arrangement Transactions or any other document delivered in connection with any of the foregoing.
10.11	Limitation of Liability

Except as otherwise specifically provided herein, in no event shall any Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings, however caused and on any theory of liability (including negligence) arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of any such damages; provided however, that the foregoing limitations shall not: (i) limit any Party’s indemnification obligations for Liabilities with respect to third-party claims as set forth in Article VIII or a Party’s Liabilities for the breach or failure to perform or comply with the covenants set forth in Section 6.7; and (ii) apply in the event of gross negligence or intentional, willful breach by a Party of its obligations under this Agreement.

10.12	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner with the objective that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.13	Entire Agreement

This Agreement and the other agreements contemplated herein constitute the entire agreement between the Parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute), and there are no agreements, in connection with such subject matter except as specifically set forth or referred to in this Agreement and the other agreements contemplated herein or as otherwise set out in writing and delivered on the date of this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its directors, officers, employees or agents, to any other Party or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the other agreements contemplated herein or as otherwise set out in writing and delivered on the date of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid. In the event of any inconsistency between the provisions of this Agreement and the provisions of any Exhibit to this Agreement, the provisions of such Exhibit shall govern to the extent of the inconsistency.

10.14	Indemnification Under Arrangement Agreement

Concurrently with the execution and delivery of this Agreement, the provisions of Article VIII herein shall supersede and replace the provisions of Article 6 (Indemnification) of the Arrangement Agreement which shall, as of such date, no longer be of force or effect. Any claim advanced or right to advance a claim under Article 6 of the Arrangement Agreement prior to such date may be continued or advanced under Article VIII of this Agreement and the provisions of Article VIII of this Agreement shall apply mutatis mutandis with respect to any such claim or right.

10.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without regard to conflicts of law principles.

10.16	No Third Party Beneficiaries

Except as otherwise provided in this Agreement, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

10.17	Counterparts

This Agreement may be executed in any number of original, facsimile or “pdf” counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.18	Cooperation

EnCana and Subco shall cooperate, and shall cause each of their respective Affiliates to cooperate, promptly and in good faith in implementing this Agreement. EnCana and Subco acknowledge that the matters relating to the Separation are complex and that there are situations that may not be dealt with specifically in this Agreement and agree that, should they occur, such situations shall be dealt with to the fullest extent possible in accordance with the general principles laid out in this Agreement.

10.19	Late Payments

Except as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within 30 days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Prime Rate plus 1%.

10.20	Remedies

The Parties agree that money damages or other remedies at law may not be sufficient or an adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

10.21	Force Majeure

No Party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations (other than financial obligations including obligations to make payment) under this Agreement results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, power failures, communication failures including internet disruptions, equipment failures, labor disputes or unavailability of parts. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

10.22	Publicity

Subject to Applicable Law, prior to the Effective Date, EnCana shall be responsible for issuing any press releases or otherwise making public statements with respect to any transactions contemplated hereby or the Arrangement Agreement and Subco shall not make such statements without the prior written consent of EnCana. After the Effective Date, EnCana and Subco shall each consult with the other prior to issuing any press releases or making any filings with any Governmental Authority with respect to the transactions contemplated hereby or the Arrangement Agreement.

10.23	Survival of Covenants

Except as otherwise expressly set forth in this Agreement, the covenants contained in this Agreement, and the liability for the breach of any obligations contained herein or therein, shall survive the consummation of the transactions contemplated hereby and shall remain in full force and effect.

10.24	Remedies Cumulative

The rights and remedies of the Parties under this Agreement are cumulative and in addition and without prejudice to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial waiver by any Party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Party may be lawfully entitled for the same default or breach.

10.25	Set-Off

Each Party shall have the right to satisfy any amount from time to time owing by it to any other Party under this Agreement by way of set-off of such amounts against any amounts from time to time owing to such Party by such other Party under this Agreement.

10.26	Compliance with Laws

Notwithstanding any other provision of this Agreement, each of the Parties shall comply with all Applicable Laws in the performance of its obligations under this Agreement.

10.27	Amendment

This Agreement may only be amended in writing and signed by all Parties.

10.28	Acknowledgement

The Parties acknowledge that the provisions of this Agreement were negotiated to reflect an informed, voluntary allocation between them of all risks (both known and unknown) associated with transactions under this Agreement.

REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Parties have executed this Agreement.

ENCANA CORPORATION		7050372 CANADA INC.

Per:	/s/ R. William Oliver	Per:	/s/ Ivor M. Ruste

Name:	R. William Oliver	Name:	Ivor M. Ruste
Title:	Executive Vice-President, Business	Title:	Vice President
Development, Canadian Gas
Marketing and Power

Per:	/s/ Sherri A. Brillon	Per:	/s/ Kerry D. Dyte

Name:	Sherri A. Brillon	Name:	Kerry D. Dyte
Title:	Executive Vice President, Strategic	Title:	Secretary
Planning & Portfolio Management

CENOVUS ENERGY INC.

Per:	/s/ Brian C. Ferguson

Name:	Brian C. Ferguson
Title:	President

Per:	/s/ Kerry D. Dyte

Name:	Kerry D. Dyte
Title:	Secretary